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MATTSON TECHNOLOGY, INC.

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 10, 2012

The 2012 Annual Meeting of Stockholders of Mattson Technology, Inc. (the "Company") will be held at the Company's headquarters, located at 47131 Bayside Parkway, Fremont, California 94538 on May 10, 2012, at 10:00 a.m. Pacific Standard Time for the following purposes:

1. To elect three (3) Class III directors, each to serve a three-year term expiring on the date on which the Company's Annual Meeting of Stockholders is held in 2015 and until such director's successor is elected and qualified;

2. To vote on a non-binding, advisory resolution approving executive compensation;

3. To approve the amendment and restatement of the Company's 2005 Equity Incentive Plan as the 2012 Equity Incentive Plan;

4. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012; and

5. To transact such other business as may properly come before the 2012 Annual Meeting of Stockholders including any motion to adjourn to a later date to permit further solicitation of proxies if necessary, or any adjournment thereof.

Only stockholders of record at the close of business on March 12, 2012 will be entitled to vote at the meeting. Each of these stockholders is cordially invited to be present and vote at the meeting in person.

For ten days prior to the meeting, a complete list of stockholders of record entitled to vote at the meeting will be available for examination by any stockholder, for any purpose relating to the meeting, during ordinary business hours at the Company's headquarters.

Your vote is important so that as many shares as possible be represented. Whether or not you plan to attend the meeting in person, you are urged to read this Proxy Statement and submit your proxy or voting instructions as soon as possible. Please vote by Internet at http://www.proxyvote.com, or if you elected to receive printed materials, by mail. For detailed voting instructions, please refer to the Proxy Statement and the accompanying proxy card or voting instructions provided via the Internet.

By Order of the Board of Directors,

J. Michael Dodson
Chief Financial Officer, Executive Vice President and Secretary

Fremont, California
March 23, 2012

MATTSON TECHNOLOGY, INC.
PROXY STATEMENT FOR
ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 10, 2012
_____

TABLE OF CONTENTS

GENERAL INFORMATION

The Board of Directors of Mattson Technology, Inc. (the "Company") has made these proxy materials available to you on the Internet, or upon your request, has delivered printed versions of these materials to you by mail, in connection with soliciting your proxy for use at the Annual Meeting of Stockholders to be held on May 10, 2012 at 10:00 a.m. Pacific Standard Time (the "Meeting") at the Company's headquarters at 47131 Bayside Parkway, Fremont, California 94538, for the purposes set forth in the accompanying notice and at any adjournment or postponement of the Meeting. Stockholders are requested to promptly vote by proxy over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials. If you received printed copies of the proxy materials by mail, you can also vote by mail.

The date of this Proxy Statement is March 23, 2012. The Proxy Statement, the accompanying proxy card and the Company's Annual Report will be made available to the Company's stockholders on the Internet at www.proxyvote.com through the notice and access process on or about March 30, 2012. The solicitation will be made through the Internet and expenses will include reimbursement paid to brokerage firms and others for their expenses in forwarding solicitation material regarding the Meeting to beneficial owners of the Company's common stock. Original solicitation of proxies by Internet and/or mail may be supplemented, if deemed desirable or necessary, by one or more of telephone, facsimile, or personal solicitation by directors, officers, or employees of the Company. No additional compensation will be paid for any such services. The Company has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements that are not expected to exceed $20,000 in the aggregate. Except as described above, the Company does not intend to solicit proxies other than by Internet or, for those stockholders who requested to receive printed proxy materials, by mail. The Company will bear the costs of the solicitation of proxies for the Meeting.

The shares represented by any proxy voted by Internet or by mail will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Proxies received by the Company on which no contrary instruction has been given will be voted in accordance with the recommendations of the Board of Directors for each nominee and for each proposal.

SHARES OUTSTANDING AND VOTING RIGHTS

Only holders of shares of common stock of record as of the close of business on March 12, 2012 are entitled to vote at the Meeting. On the record date, there were issued and outstanding 58,464,994 shares of common stock. Each share of common stock is entitled to one vote on all matters to be voted upon.

The presence, in person or by duly authorized proxy, of the holders of a majority of the voting shares of common stock will constitute a quorum for the transaction of business at the Meeting and any continuation or adjournment thereof.

Provided a quorum is present at the Meeting, a plurality of votes cast is sufficient to elect a director to the Board of Directors. All other proposals presented at the Meeting will be decided by the affirmative vote of the holders of a majority of shares of the Company which are present in person or by proxy.

The Company treats "ABSTAIN" and "WITHHOLD AUTHORITY" votes in person or by proxy as being present at the Meeting for purposes of determining a quorum. In the election of directors, any vote you make that is a "WITHHELD" or "ABSTAIN" for any nominee will not impact the election of that nominee. In tabulating the voting results for Proposals Two, Three and Four, a "WITHHELD" or "ABSTAIN" vote is the same as voting against the proposal.

If you hold your common stock through a broker, the broker may be prevented from voting shares held in your brokerage account on some proposals (a "broker non-vote") unless you have given the broker voting instructions. If you hold your common stock through a broker, it is important that you cast your vote if you want it to count in Proposal One, the election of the Company's Class III directors; Proposal Two, the non-binding advisory vote approving executive compensation; and Proposal Three, the amendment and restatement of the 2005 Equity Incentive Plan as the 2012 Equity Incentive Plan. A broker non-vote with respect to Proposal One, Two and Three will have no effect on such proposals. Shares that are subject to a broker non-vote are counted for purposes of determining whether a quorum exists but do not count for or against any particular proposal. Your broker will continue to have discretion to vote any uninstructed shares on Proposal Four, the ratification of the appointment of the Company's independent registered public accountants.

If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the proposals of business at the Meeting.

Your execution of your proxy by Internet or by mail will not affect your right as a stockholder to attend the Meeting and to vote in person. Any stockholder giving a proxy has a right to revoke it at any time by either (i) voting again by the Internet, (ii) sending a later-dated proxy by mail or sending a written revocation, provided that they are received by the Secretary of the Company prior to the Meeting, or (iii) attendance at the Meeting and voting in person.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding ownership of the Company's outstanding common stock as of February 28, 2012 by (i) each stockholder known by the Company to be the beneficial owner of more than 5 percent of the Company's outstanding shares of common stock, based on information contained in any applicable Schedule 13D or 13G filed with the Securities and Exchange Commission (the "SEC"), (ii) each director, (iii) each executive officer named in the Summary Compensation Table and (iv) all directors and executive officers as a group. To the Company's knowledge and except as otherwise indicated below, and subject to applicable community property laws, each person named in the table has sole voting and sole investment powers with respect to all shares of common stock shown as beneficially owned by them. Applicable percentage ownership in the table is based on 58,441,512 shares of common stock outstanding as of February 28, 2012. Beneficial ownership is determined under the rules and regulations of the SEC. Shares of common stock subject to options that are presently exercisable, or options exercisable within 60 days and restricted stock units ("RSU") vesting within 60 days of February 28, 2012 are deemed outstanding for the purpose of computing the shares owned and percentage ownership of the person or entity holding options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Common Stock Outstanding
Entities affiliated with Potomac Capital/Paul J. Solit	4,808,283	(1)	8.2%
825 Third Avenue, 33rd Floor			
New York, NY 10022			
Entities affilitated with Donald Smith and Co., Inc.	3,713,843	(2)	6.4%
152 West 57th Street, 22nd Floor			
New York, NY 10019			
NWQ Investment Management Company, LLC	2,898,590	(3)	5.0%
2049 Century Park East, 16th Floor			
Los Angeles, CA 90067			
David Dutton	1,086,212	(4)	1.9%
J. Michael Dodson	50,000	(5)	*
Andy Moring	410,757	(6)	*
Shigeru Nakayama	130,000	(7)	*
Kenneth Kannappan	120,500	(8)	*
Kenneth Smith	115,500	(9)	*
Dr. Hans-Georg Betz	91,139	(10)	*
Richard Dyck	48,200	(11)	*
Scott Peterson	7,500	(12)	*
Scott Kramer	-	(13)	-
Directors and executive officers as a group (10 persons)	2,059,808	(14)	3.5%

---

*   Less than 1 percent.

(1)   According to Schedule 13D filed with the SEC on January 17, 2012 by Potomac Capital Partners II, L.P., Potomac Capital Management II, L.L.C, Potomac Capital Partners L.P., Potomac Capital Management, L.L.C. and Paul J. Solit, as of January 13, 2012, Potomac Capital Partners II, L.P. had shared voting power and dispositive power over 2,913,866 shares of the Company's common stock; Potomac Capital Management II, L.L.C. had shared voting power and dispositive power over 2,913,866 shares of the Company's common stock; Potomac Capital Partners L.P. had shared voting power and dispositive power over 1,842,717 shares of the Company's common stock; Potomac Capital Management, L.L.C. had shared voting power and dispositive power over 1,842,717 shares of the Company's common stock; and Paul J. Solit had sole voting power and dispositive power over 51,700 shares, and had shared voting power and dispositive power over 4,756,583 shares of the Company's common stock. Potomac Capital Partners II, L.P., Potomac Capital Management II, L.L.C., Potomac Capital Partners L.P. and Potomac Capital Management, L.L.C. did not have sole voting power or sole dispositive power over any shares of the Company's common stock.

(2) According to Schedule 13G filed with the SEC on February 13, 2012 by Donald Smith & Co., Inc., Donald Smith Value Fund, L.P., Donald Smith and Velin Mezinev, as of December 31, 2011, Donald Smith & Co. had sole voting power over no shares and sole dispositive power over 3,713,843 shares of the Company's common stock; Donald Smith Value Fund, L.P. had sole voting power over 3,631,043 shares and sole dispositive power over 3,713,843 shares of the Company's common stock; Donald Smith had sole voting power over 65,000 shares and sole dispositive power over 3,713,843 shares of the Company's common stock and Velin Mezinev had sole voting power over 17,800 shares and sole dispositive power over 3,713,843 shares.

(3) According to Schedule 13G/A filed with the SEC on February 14, 2012 by NWQ Investment Management Company, LLC. ("NWQ"), as of December 31, 2011, NWQ had sole voting power over 2,744,547 shares and sole dispositive power over 2,898,590 shares of the Company's common stock, which are owned by investment advisory clients of NWQ.

(4) Mr. Dutton: includes 1,038,096 shares subject to options that were exercisable as of February 28, 2012 and options exercisable within 60 days of February 28, 2012; and 10,000 RSUs that vest within 60 days of February 28, 2012.

(5) Mr. Dodson joined the Company in October 2011. Mr. Dodson includes 50,000 shares acquired directly.

(6) Mr. Moring's employment with the Company ceased on December 31, 2011. Under Mr. Moring's transition agreement and release, he has 12 months to exercise his options. Mr. Moring: includes 408,500 shares subject to options that were exercisable as of February 28, 2012.

(7) Mr. Nakayama: includes 102,500 shares subject to options that were exercisable as of February 28, 2012 and options exercisable within 60 days of February 28, 2012.

(8) Mr. Kannappan: includes 115,000 shares subject to options that were exercisable as of February 28, 2012 and options exercisable within 60 days of February 28, 2012.

(9) Mr. Smith: includes 112,000 shares subject to options that were exercisable as of February 28, 2012 and options exercisable within 60 days of February 28, 2012.

(10) Dr. Betz: includes 75,500 shares subject to options that were exercisable as of February 28, 2012 and options exercisable within 60 days of February 28, 2012.

(11) Mr. Dyck: includes 16,800 shares subject to options that were exercisable as of February 28, 2012 and options exercisable within 60 days of February 28, 2012.

(12) Mr. Peterson: includes 7,500 shares subject to options that were exercisable as of February 28, 2012 and options exercisable within 60 days of February 28, 2012.

(13) Mr. Kramer was appointed to the Company's Board of Directors on September 15, 2011.

(14) Includes 1,875,896 shares subject to options that were exercisable as of February 28, 2012 and options exercisable within 60 days of February 28, 2012; and 10,000 RSUs that vest within 60 days of February 28, 2012.

PROPOSAL 1 - ELECTION OF DIRECTORS

The Company has a classified Board of Directors consisting of two Class I directors (Kenneth Kannappan and Scott Peterson), three Class II directors (Dr. Hans-Georg Betz, David Dutton and Kenneth Smith) and three Class III directors (Richard Dyck, Shigeru Nakayama and Scott Kramer).

Class I, II and III directors will serve until the Annual Meetings of Stockholders to be held in 2013, 2014 and 2015, respectively, and until their respective successors are duly elected and qualified. At each Annual Meeting of Stockholders, directors are elected for a full term of three years to succeed those directors whose terms expire on the Annual Meeting date.

The current term of the Class III directors will expire on the date of the upcoming Annual Meeting. Accordingly, three persons are to be elected to serve as Class III directors of the Board of Directors at the Meeting. The Board of Director's nominees for election by the stockholders to those three positions are the current Class III members of the Board of Directors, Richard Dyck, Shigeru Nakayama and Scott Kramer. No other nominations are before the 2012 Annual Meeting. Unless otherwise directed by stockholders, the proxy holders will vote all shares of common stock represented by proxies held by them for the election of the Board's nominees. In the event that any of Messrs. Dyck, Nakayama or Kramer become unavailable or unable to serve as a director of the Company prior to the voting, the proxy holders will refrain from voting for the unavailable nominee and will vote for a substitute nominee in the exercise of their best judgment.

If a quorum is present for voting at the Meeting, the three listed nominees for Class III directors receiving the highest number of votes will be elected as Class III directors. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum, but will have no effect on the vote.

Recommendation of the Board of Directors

The Board unanimously recommends a vote "FOR" the nominees listed herein.

The following table sets forth the Company's current directors, including the Class III nominees to be elected at this Meeting and information with respect to their ages as of December 31, 2011.

Name	Age	Title	Director Since
Class III directors whose terms expire at the 2012 Annual Meeting of Stockholders:			
Nominees for reelection at the Annual Meeting:			
Richard Dyck	66	Director	January 2010
Shigeru Nakayama	76	Director	May 1996
Scott Kramer [1]	57	Director	September 2011
Class I directors whose terms expire at the 2013 Annual Meeting of Stockholders:			
Kenneth Kannappan	52	Director	July 1998
Scott Peterson	59	Director	December 2010
Class II directors whose terms expire at the 2014 Annual Meeting of Stockholders:			
Dr. Hans-Georg Betz	65	Director (Chairman)	January 2001
David Dutton	51	Director	December 2001
Kenneth Smith	62	Director	August 1994

(1) The Board of Directors increased the number of authorized directors from seven to eight by adding an additional Class III director and elected Scott Kramer on September 15, 2011 as a Class III director of the Company to fill this new vacancy.

Director Nomination and Qualification

The Nominating and Governance Committee is responsible for evaluating board member candidates and making recommendations to the Board regarding candidates. In carrying out its function to nominate candidates for election to the Board, the Nominating and Governance Committee considers a mix of attributes, including technical industry experience, business expertise, regional and global knowledge and strength (especially in Asia, the location of many of the Company's customers), financial expertise, independence and diversity—diversity being broadly construed to mean a variety of opinions, perspectives and backgrounds, such as gender, race and ethnicity differences, as well as other differentiating business experiences and characteristics. While the Company does not have a formal policy with respect to what qualifies as diversity as a consideration in the identification of nominees for the Board, the Nominating and Governance Committee, as a matter of practice, considers diversity in the context of the Board as a whole. When identifying candidates, the Company takes into account the present and future needs of the Board and its committees. The result is a Board of Directors composed of a majority of independent directors serving a full spectrum of the Company's needs. The Nominating and Governance Committee will consider director candidates recommended by stockholders of the Company based on the same criteria that would apply to candidates identified by a committee member. There are no specific, minimum qualifications that have been formulated by the Nominating and Governance Committee that must be met by a recommended nominee.

The information below sets forth certain background information regarding the Company's directors:

- *Dr. Hans-Georg Betz* has served as a director since January 2001 and as Chairman of the Board since September 2011. Dr. Betz is a retired President, Chief Executive Officer and director of Advanced Energy Industries, Inc., where he served from August 2005 until August 2011. Dr. Betz served as Chief Executive Officer of West STEAG Partners from August 2001 until August 2005, and as Chief Executive Officer of STEAG Electronic Systems AG from January 1996 to July 2001. During the last five years, Dr. Betz served as a director of Advanced Energy Industries, Inc.; GuideTech, Inc.; Photodigm, Inc.; Lambda Crossing, Ltd.; Envara, Inc.; Tevet Process Control Technologies, Ltd.; InfoCyclone, Inc.; and OM Group, Inc. Dr. Betz's experience as the chief executive of several high-tech companies and his experience in the semiconductor equipment industry make him a valuable member of the Board and have led the Company to conclude that he should serve as a director.

- *David Dutton* has served as the Company's Chief Executive Officer and as a director since December 2001. Mr. Dutton also served as the Company's President from October 2001 to June 2005 and from April 2008 to the present. From 1998 to 2000, Mr. Dutton served as Executive Vice President and Chief Operating Officer of the Company. Mr. Dutton joined the Company in 1994 as General Manager of the Strip/Plasma Etch division and subsequently served as President of the Plasma Products Division. Mr. Dutton started his career in the semiconductor industry in 1984 and held engineering management positions for wafer processing and development at Intel Corporation and Maxim Integrated Products, Inc. Mr. Dutton's long tenure with the Company, including his day-to-day leadership of the Company in his role of Chief Executive Officer, along with his deep industry expertise allows him to advise the Board with respect to the operational and strategic challenges facing the Company, leading the Company to conclude that he should serve as a director.

- *Richard Dyck* has served as a director since January 2010. Mr. Dyck was the founder of and has since 2009 served as President of TGK, K.K., a supplier of connection systems for the testing of semiconductors. Mr. Dyck was the founder and President of TCS Japan K.K. and East Asia Connector Services, Ltd (Shanghai), manufacturers of high-speed connection systems, until their acquisitions in 2009. Mr. Dyck was the Vice-President and an Executive Officer of Teradyne, Inc., a semiconductor test equipment company, and the Chairman of Teradyne, Japan from 1982 until 1999. Mr. Dyck is a director and chairman of Alphana Technology, a director of AvanStrate, a member of the Board of Trustees of the Sasakawa Peace Foundation and a member of the Advisory Committee of the Japan External Trade Organization. Mr. Dyck's extensive experience working in Japan and throughout Asia allows him to contribute valuable insights regarding the Company's extensive activity and customer base in that region and has led the Company to conclude that he should serve as a director.

- *Kenneth Kannappan* has served as a director since July 1998 and served as Chairman of the Board from June 2008 to September 2011. Since January 1999, Mr. Kannappan has served as the President and Chief Executive Officer of Plantronics, Inc., a telecommunications equipment manufacturer, and also serves as a member of its board of directors. From 1995 to 1998, Mr. Kannappan held various executive positions at Plantronics, Inc. Mr. Kannappan was Senior Vice President of Kidder, Peabody & Co. Incorporated, an investment banking company from 1985 to 1995. From December 2000 to January 2008, Mr. Kannappan served as a director of Integrated Device Technology, Inc. Through Mr. Kannappan's experience as the Chief Executive Officer of Plantronics, Inc., he is able to contribute valuable insights regarding the management of a technology-based business, which has led the Company to conclude that he should serve as a director.

- *Scott Kramer* has served as a director since September 2011. Mr. Kramer retired as vice president of manufacturing technology at SEMATECH, Inc. in 2011, a position he had held since 2008. Mr. Kramer held various positions of increasing responsibility at SEMATECH, from 1994 to 1997 and from 1998 to 2011. Prior to joining SEMATECH, he worked for LAM Research and IBM. Mr. Kramer's experience in the semiconductor industry make him an effective advisor to the Board regarding strategic and operational issues, which has led the Company to conclude that he should serve as a director.

- *Shigeru Nakayama* has served as a director since May 1996. Mr. Nakayama also serves as the Chairman of the Nominating and Governance Committee. Since 1996, Mr. Nakayama was a business consultant to Semiconductor Equipment and Materials International ("SEMI"), an international association of semiconductor equipment manufacturers and materials suppliers. From 1984 to 1994, Mr. Nakayama was the President of SEMI Japan, a member of Semiconductor Equipment and Materials International. Prior to joining SEMI, Mr. Nakayama held a number of executive positions in the Tokyo Electron Limited ("TEL") group over a period of more than ten years, including as general manager and vice president. Mr. Nakayama's experience with SEMI and TEL, as well as his deep understanding of the semiconductor industry allow him to contribute an important international perspective regarding the Company's challenges and opportunities and make Mr. Nakayama important to the Company's operations in Asia, leading the Company to conclude that he should serve as a director.

- *Scott Peterson* has served as a director since December 2010. Mr. Peterson also serves as Chairman of the Company's Audit Committee since December 2010. Mr. Peterson was the Managing Partner of Ernst & Young's Pacific Northwest Area Assurance (Audit) Practice until his retirement in April 2010. In his various roles at Ernst & Young, Mr. Peterson served as the lead advisory partner for many of the firm's technology clients. He is a Certified Public Accountant. Mr. Peterson also served as a Practice Fellow at the Financial Accounting Standards Board from 1987 to 1989. Mr. Peterson's technical accounting background and his financial expertise makes him a valuable advisor to the Board and contributes to his effectiveness as Chairman of the Audit Committee, which has led the Company to conclude that he should serve as a director.

- *Kenneth Smith* has served as a director since August 1994. Mr. Smith has also served as Chairman of the Company's Compensation Committee since May 2011. Mr. Smith is a retired President, Chief Operating Officer and a Director of WaferTech, a semiconductor manufacturer where he served from May 1996 until April 2000. From 1991 to 1995, Mr. Smith was Vice President of Operations at Micron Semiconductor, Inc., a semiconductor manufacturer. Mr. Smith's experience in the semiconductor industry make him an effective advisor to the Board regarding strategic and operational issues, which has led the Company to conclude that he should serve as a director.

Any stockholder who wishes to recommend a candidate for nomination as a director should submit the recommendation in writing to the Company at its principal executive offices, to the attention of the Secretary, not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year's Annual Meeting. A stockholder recommending a person as a director candidate must comply with the bylaw requirements regarding information for purposes of evaluating the candidate and for the purpose of providing appropriate disclosures to stockholders.

Board Leadership Structure

The positions of Chairman of the Board and Chief Executive Officer are held by two separate individuals. Dr. Betz, who is independent in accordance with the applicable NASDAQ listing standards, has served as Chairman of the Board of Directors since September 2011. Mr. Dutton serves as President and Chief Executive Officer.

While the Board retains the discretion to combine the roles in the future, as it deems appropriate, the Board believes that with an independent director serving as Chairman, the interests of the stockholders are well represented and that proper governance is maintained. The Company believes that the Chairman can provide support and advice to the Chief Executive Officer; collaborate with the Chief Executive Officer on setting a strategic direction for the Company; preside over executive or independent sessions of the Board when management, including the Chief Executive Officer, is not present; and lead the Board in fulfilling its responsibilities. This leadership structure also provides the Company the advantage of different viewpoints and backgrounds. The Company believes that the current leadership structure of the Board is appropriate at the present time and allows the Board to fulfill its duties effectively and efficiently based on the Company's current needs.

Board Meetings and Committees

During the year ended December 31, 2011, the Board of Directors held five meetings, with each director attending at least 75 percent of the aggregate meetings of the Board of Directors and each of the committees on which he served.

The Board of Directors of the Company has a standing Audit Committee, Compensation Committee and a Nominating and Governance Committee, each of which has a written charter. The committees' charters can be viewed at the Company's web site at http://www.mattson.com.

For a description of the principal functions of the Audit Committee, see "Report of the Audit Committee." During 2011, the Audit Committee consisted of Messrs. Peterson, Kannappan and Smith; each of whom is independent for purposes of the NASDAQ listing standards. Our Board has determined that Mr. Peterson is the Audit Committee's "financial expert." The Audit Committee held eight meetings during 2011.

The principal functions of the Compensation Committee are to approve compensation for the CEO based on guidelines from the Board, if any; approve compensation for other executive officers of the Company; to recommend to the Board the compensation of non-employee directors for service on the Board and committees of the Company; to review all components of executive officer and director compensation for consistency with the committee's compensation philosophy as in effect from time to time; to review compensation policies applicable to the entire Company; to oversee the administration of the Company's equity incentive and employee stock purchase plans; and to perform such other duties regarding compensation for employees, consultants and directors as the Board may delegate from time to time. During 2011, the Compensation Committee consisted of Dr. Betz, who resigned from the Compensation Committee in May 2011, Mr. Dyck, who replaced Dr. Betz on the Compensation Committee, and Messrs. Kannappan and Smith, each of whom is independent for purposes of the NASDAQ listing standards. The Compensation Committee held two meetings during 2011.

The principal functions of the Nominating and Governance Committee are to identify individuals qualified to become Board members; select, or recommend to the Board, director nominees for each election of directors; develop and recommend to the Board criteria for selecting qualified director candidates; consider committee member qualifications, appointment and removal; recommend corporate governance principles applicable to the Company and provide oversight in the evaluation of the Board and each committee. During 2011, the Nominating and Governance Committee consisted of Dr. Betz and Messrs. Dyck, Nakayama and Peterson. Each of the members of the Nominating and Governance Committee is independent for purposes of the NASDAQ listing standards. The Nominating and Governance Committee held four meetings during 2011.

Director Attendance at Annual Stockholder Meeting

The Company typically schedules a Board of Directors meeting in conjunction with the Annual Meeting of Stockholders. The Company expects, but does not require, that all directors will attend the meeting, absent a valid reason, such as a schedule conflict. Last year, all seven members of the Board of Directors then in office attended the 2011 Annual Meeting of Stockholders.

Risk Oversight

The Board of Directors, through its committees, is actively involved in overseeing risk management for the Company.

The Audit Committee, among other things, reviews the Company's financial risks and reviews the Company's policies with respect to risk assessment and risk management and internal controls that management has implemented to monitor or control such risks.

The Compensation Committee oversees risk management as it relates to the Company's compensation plans, policies and practices in connection with structuring its executive compensation programs and reviewing its incentive compensation programs for other employees, including evaluating whether the compensation programs may create an environment and/or incentives for employees to take excessive or inappropriate risks which could have a material adverse effect on the Company.

The Company's compensation programs are intended to reward its employees for strong performance over the long-term, with consideration for near-term actions and results that strengthen the Company. Through periodic risk assessments of the Company's global compensation programs, the Company believes that the executive compensation programs do not encourage excessive and unnecessary risk-taking. The design of these compensation programs is intended to encourage the executive officers to remain focused on both the short- and long-term operational and financial goals of the Company.

The Nominating and Corporate Governance Committee oversees the Company's identification, categorization and evaluation of enterprise risks, as well as developing risk mitigation and response strategies.

Compensation of Directors

Compensation for non-employee directors is a mix of cash and equity-based compensation to reward directors for a year of service in fulfilling their responsibilities. The equity-based component for non-employee directors' compensation is intended to align their long-term interests with those of the Company's stockholders. The Company does not compensate its management director, Mr. Dutton, Chief Executive Officer of the Company, for his Board service in addition to his regular employee compensation. Each year, the Compensation Committee evaluates the appropriate level and form of compensation for non-employee directors and recommends changes, if any, to the Board. The following table provides compensation information for the year ended December 31, 2011 for each non-employee director:

Name	Fees Earned or Paid in Cash		Option Awards (1)		Total	
Dr. Hans-Georg Betz	$	57,000	$	17,773	$	74,773
Richard Dyck	$	50,000	$	17,773	$	67,773
Ken Kannappan	$	70,000	$	22,216	$	92,216
Scott Kramer (2)	$	16,667	$	25,485	$	42,152
Shigeru Nakayama	$	53,000	$	22,216	$	75,216
Scott Peterson	$	60,000	$	45,378	$	105,378
Kenneth Smith	$	53,000	$	22,216	$	75,216

(1) Represents the grant date fair value of stock option awards, as calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Compensation-Stock Compensation* ("FASB ASC Topic 718"), excluding the effect of estimated forfeitures. The Company uses the Black-Scholes option-pricing model to measure the fair value of stock options.

For more information regarding the assumptions used in determining grant date fair value refer to Note 10 to the Company's consolidated financial statements included in its 2011 Annual Report on Form 10-K.

(2) Mr. Kramer was appointed to the Company's Board of Directors on September 15, 2011.

In 2011, as Chairman of the Board through September 2011, Mr. Kannappan received an annual retainer of $70,000; the Chairman of the Audit Committee, Mr. Peterson, received an annual retainer of $60,000; as Chairman of the Compensation Committee through September 2011, Dr. Betz, received an annual retainer of $57,000; the Chairman of the Nominating and Governance Committee, Mr. Nakayama received an annual retainer of $53,000; and the other non-employee directors, Messrs. Smith and Dyck, received annual retainers of $53,000 and $50,000, respectively. Mr. Kramer was appointed to the Board on September 15, 2011, and received a retainer of $16,667 representing a pro-rata share of his annual retainer. In 2012, Mr. Kramer will receive an annual retainer of $50,000 as a non-employee director.

In 2011, Messrs. Peterson and Kramer each were granted initial options to purchase 30,000 shares of the Company's common stock. In 2011, each other non-employee director who continuously served on the Board for six months as of the date of the Annual Meeting of Stockholders was granted an option to purchase 16,000 shares of the Company's common stock, or 20,000 shares of the Company's common stock if the non-employee director also served as a Chairman of a committee or Chairman of the Board of Directors.

The Company grants stock options to non-employee directors as follows:

I.   Upon the initial election or appointment of an individual to the Board of Directors, the non-employee director is granted an option to purchase 30,000 shares of the Company's common stock effective on the quarterly opening date of the Company's stock trading window immediately following the date of such appointment or election, with the vesting commencement date as of the date of appointment or election. In 2012, upon amendment of the 2005 Equity Incentive Plan subject to stockholder approval, the Company will change the initial amount of options to (i) an option to purchase 25,000 shares and (ii) an award of 8,500 restricted stock units.

II. Each non-employee director who has continuously served on the Board for six months as of the date of the Annual Meeting of Stockholders is granted an option to purchase 16,000 shares of common stock or, in the case of the Chairman of the Board or the chairs of the Audit Committee, Compensation Committee, Nominating and Governance Committee and other select committees, an option to purchase 20,000 shares of common stock, on the quarterly opening date of the Company's stock trading window immediately following the date of the Annual Meeting of Stockholders, with the vesting commencement date as of the date of the Annual Meeting of Stockholders. In 2012, upon amendment of the 2005 Equity Incentive Plan subject to stockholder approval, the Company will increase the annual grant of options to purchase common stock from an option to purchase 16,000 shares of common stock to (i) an option to purchase 18,000 shares of common stock, and (ii) an award of 4,000 restricted stock units for non-employee directors, and from an option to purchase 20,000 shares of common stock to (i) an option to purchase 20,000 shares of common stock, and (ii) an award of 6,000 restricted stock units for the Chairman of the Board or chairs of the Audit Committee, Compensation Committee, Nominating Committee and Governance Committee and other select committees.

Prior to June 2010, options granted to a non-employee director upon his/her initial appointment or election vested (i) the first 40 percent when the non-employee director completed 12 months of continuous service on the Board, (ii) an additional 30 percent when the non-employee director completed 24 months of continuous service on the Board from the vesting commencement date, (iii) an additional 20 percent when the non-employee director completed 36 months of continuous service on the Board from the vesting commencement date, and (iv) the last 10 percent of the shares when the non-employee director completed 48 months of continuous service on the Board from the vesting commencement date. Effective June 2010, options granted to a non-employee director upon his/her initial appointment or election vest (i) the first 25 percent when the non-employee director completes 12 months of continuous service on the Board, and (ii) an additional 25 percent for each subsequent 12 months of continuous Board service thereafter, so as to be fully vested on the fourth anniversary date of the vesting commencement date subject to the director's continued service on the Board. The awards of restricted stock units to be granted starting in 2012, will vest (i) with respect to 25 percent of the shares covered by the award when the non-employee director completes 12 months of continuous service on the Board, and (ii) with respect to an additional 25 percent of the shares covered by the award each 12 months of continuous service thereafter so as to be 100 percent vested on the fourth anniversary of the vesting commencement date subject to the non-employee director's continues service on the Board.

Options granted to a non-employee director on the date of the Annual Meeting of Stockholders vest (i) 25 percent when the non-employee director completes continuous Board service with the Company from vesting commencement date until the day prior to the Company's regularly scheduled Annual Meeting of Stockholders the following year, (ii) with respect to an additional 25 percent of the covered shares in each of the next three years of continuous Board service on the day prior to the Company's regularly scheduled Annual Meeting of Stockholders, so as to be 100 percent vested on approximately the fourth anniversary of the vesting commencement date, subject to the director's continued service on the Board. The awards of restricted stock units to be granted starting in 2012, will vest (i) with respect to 25 percent of the shares covered by the award when the non-employee director completes continuous Board service with the Board from the vesting commencement date until the day prior to the Company's regularly scheduled Annual Meeting of Stockholders the following year; and (ii) with respect to an additional 25 percent of the covered shares in each of the next three years of continuous Board service on the day prior to the Company's regularly scheduled Annual Meeting of Stockholders, so as to be 100 percent vested on approximately the fourth anniversary of the vesting commencement date subject to the non-employee director's continues service on the Board.

Option award amounts are presented based on their grant date fair market value, excluding the effect for estimated forfeitures, which the Company measures in accordance with FASB ASC Topic 718. For more information regarding the assumptions used in determining grant date fair value under FASB ASC Topic 718, refer to the notes to the Company's consolidated financial statements included in the Company's 2011 Annual Report on Form 10-K.

Stockholder Communications with the Directors

Any stockholder wishing to communicate with the full Board of Directors or any individual directors regarding the Company may write to the director, c/o J. Michael Dodson, Secretary, Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, California 94538. Communications from stockholders to one or more directors will be collected and organized by the Company's Secretary under procedures approved by the independent directors. The Secretary will forward all communications to the Chairman of the Board of Directors, or to the identified director(s), as soon as practicable, although communications that are abusive, in bad taste or that present safety or security concerns may be handled differently. The Secretary may, at his discretion, not forward correspondence if it is primarily commercial in nature or if it relates to an improper or irrelevant topic. If multiple communications are received on a similar topic, the Secretary may, at his discretion, forward only representative correspondence.

Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

The Board has determined that during the year ended December 31, 2011 and subsequent to such date, there was no transaction or series of transactions, and there is no proposed transaction or series of transactions, to which the Company was or is a party in which the amount involved exceeded or exceeds $120,000, and in which any director, executive officer, holder of more than five percent of the Company's common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Policies and Procedures for Related Party Transactions

All employees, including the named executive officers and the Board of Directors are subject to the Code of Ethics and Business Conduct (the "Code"). The Code requires conduct to avoid actual or apparent conflicts of interests, and requires communications to the Company's Compliance Officer of any actual conflict of interest.

Pursuant to its charter, the Audit Committee reviews all "related party transactions" (those transactions that are required to be disclosed in this Proxy Statement by SEC Regulation S-K, Item 404 and under NASDAQ's rules), if any, for potential conflicts of interest or other improprieties. As part of the review, the Audit Committee considers the nature and terms of the transaction, the materiality and relative importance of the transaction to the related party and the Company, whether the transaction may impair the judgment of a director or officer of the Company and any other matters deemed important, before approving or ratifying any such related party transaction.

As an additional procedural step and consistent with the requirements of the SEC, NASDAQ and general corporate "best practices" proposals, the Board of Directors reviews all relevant transactions or relationships between each director and the Company, senior management and the Company's independent registered public accounting firm. During this review, the Board considers whether there are any transactions or relationships between directors or any of their immediate family members (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder) and members of the Company's senior management or their affiliates. The Board consults with the Company's legal counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independence," including those set forth in pertinent NASDAQ listing standards, as in effect from time to time.

Director Independence

Under applicable NASDAQ listing standards, a majority of the members of the Company's Board of Directors must qualify as "independent," as affirmatively determined by the Board. No director qualifies as independent unless the Board of Directors determines that the director has no direct or indirect material relationship with the Company. On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire which requires disclosure of any transactions with the Company in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. No family relationships by blood, marriage, or adoption, not more remote than first cousin, exist between any director, executive officer or director nominees. The Company reviews its relationship with any entity employing a director or on which a director currently serves as a member of the Board of Directors. In addition, the Company uses the questionnaire to obtain information on legal proceedings or actions in which directors are involved or other matters involving directors, which may require disclosure. The directors, executive officers, and director nominees have during the past ten years not been involved in any legal proceedings subject to disclosure under SEC rules.

The Board has determined that a majority of its members are "independent" within the meaning of the NASDAQ listing standards. Specifically, the following members of the Board have been determined to be independent: Dr. Betz and Messrs. Dyck, Kannappan, Kramer, Nakayama, Peterson and Smith.

Each member of the Compensation Committee and the Nominating and Governance Committee of the Board is independent within the meaning of the NASDAQ listing standards, and each member of the Audit Committee is independent under applicable NASDAQ listing standards and SEC rules.

The Company has entered into indemnification agreements with certain of its directors in which the Company has agreed to indemnify such directors to the fullest extent allowable under Delaware law if any such director is made a party to any action or threatened with any action as a result of such person's service or having served as an officer, director, employee or agent of the Company or having served, at the Company's request, as an officer, director, employee or agent of another company.

Compensation Committee Interlocks and Insider Participation

During 2011, the Compensation Committee consisted of Dr. Betz, who resigned from the committee in May 2011, Mr. Dyck, who replaced Dr. Betz on the committee, and Messrs. Kannappan and Smith. No interlocking relationship exists between any member of the Company's Board of Directors or Compensation Committee and any member of the board of directors or compensation committee of any other company.

PROPOSAL 2 – ADVISORY VOTE APPROVING EXECUTIVE COMPENSATION

The Board of Directors recognizes the significant interest of stockholders in executive compensation matters. The Company is asking its stockholders to approve on a non-binding, advisory basis, the 2011 compensation of the Company's named executive officers, commonly known as a "say-on-pay" proposal. The Company's compensation program is described in detail within "*Compensation Discussion and Analysis"* and in the tabular and narrative disclosures related to the named executive officers in this Proxy Statement.

The Company's major objective is to create value for its stockholders by building and maintaining technology leadership positions in the markets the Company serves in the semiconductor equipment industry. The Compensation Committee is responsible for overseeing executive pay and equity programs by reviewing and evaluating them on a regular basis, and if appropriate, revising them to ensure that they support the Company's business objectives. The objectives of the Company's executive compensation program are:

- to reward performance and link executive compensation to the creation of stockholder value;

- to align executive interests with the interests of the Company's stockholders by emphasizing the use of equity-based compensation;

- to attract and retain high-performing and qualified executives by compensating them at levels that are competitive with peer companies and commensurate with corporate and individual performance; and

- to optimize the use of compensation resources by strategically directing them to those areas where they will have the greatest impact on the long-term success of the Company.

The Board of Directors believes that the Company's current executive compensation program has been effective at linking executive compensation to the Company's performance and aligning the interests of the named executive officers with those of the stockholders.

Recommendation of the Board of Directors

While this "say-on-pay" vote is advisory and the result of this vote will not bind the Company to a particular action, the Board of Directors and the Compensation Committee value your opinion. The Compensation Committee and the Board will consider the outcome of the vote when evaluating the Company's compensation policies and practices. The Company requests stockholder approval of the 2011 compensation of the named executive officers as disclosed in this Proxy Statement in accordance with SEC rules, which disclosures include the disclosures under the "*Compensation Discussion and Analysis*" and "*Executive Compensation"* sections of this Proxy Statement. This vote is not intended to address any specific element of compensation, but rather the overall compensation of the named executive officers and the compensation policies and practices described in this Proxy Statement.

The affirmative vote of the holders of the majority of shares present or represented by proxy and entitled to a vote at the Annual Meeting of Stockholders, at which a quorum representing a majority of all outstanding shares of common stock of the Company is present and voting, is required for approval of this advisory proposal. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum. If you hold your shares in your own name and abstain from voting on this matter, your abstention will have the same effect as a negative vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will not have authority to vote your shares. Broker non-votes will have no effect on the outcome of this vote.

The Board unanimously recommends a vote "FOR" the approval of the compensation of the named executive officers as disclosed in this Proxy Statement.

PROPOSAL 3 – AMEND AND RESTATE THE 2005 EQUITY INCENTIVE PLAN AS THE 2012 EQUITY INCENTIVE PLAN

At the Annual Meeting, the stockholders will be asked to approve the amendment and restatement of the Company's 2005 Equity Incentive Plan, as updated with Amendment #1 (the "2005 Plan") as the 2012 Equity Incentive Plan (the "2012 Plan"). The 2005 Plan was originally adopted by the Board of Directors, subsequently approved by the stockholders, and thereafter has been amended from time to time. Through the date of the Annual Meeting, the stockholders have cumulatively authorized us to issue a total of 14,475,000 shares of the Company's common stock under the 2005 Plan. As of December 31, 2011, out of the total shares authorized for issuance under the 2005 Plan, 5,674,593 shares had been issued, 6,734,302, shares were subject to outstanding options, and 2,066,105 shares remained available for future grant.

On December 14, 2011, the Board of Directors adopted amendments to the 2005 Plan to increase the number of shares of common stock authorized for issuance to employees, directors and consultants by 2,500,000 shares for a total of 16,975,000 shares of the Company's common stock, extending the term of the plan for an additional ten years, and updating with other changes, all subject to the approval of our stockholders. In addition to stock options, the 2012 Plan authorizes the grant of stock purchase rights, stock bonuses and restricted stock units. If the stockholders approve this proposal, the amended terms of the 2012 Plan will become effective on the day of the Annual Meeting. If the stockholders do not approve this proposal, the 2005 Plan will remain in effect in accordance with its existing provisions. However, the Company's ability to grant Incentive Stock Options would expire on February 3, 2013.

We operate in a challenging marketplace in which our success depends to a great extent on our ability to attract and retain employees of the highest caliber. The Board of Directors believes that the Company must offer a competitive equity incentive program if it is to successfully attract and retain the best possible candidates for positions of responsibility. The 2012 Plan will provide the Board's Compensation Committee with a range of incentive tools and sufficient flexibility to permit it to grant awards for incentive purposes. The 2005 Plan is also designed to preserve our ability to deduct in full, for federal income tax purposes, the compensation recognized by certain executive officers in connection with certain awards granted under the 2012 Plan. Section 162(m) of the Internal Revenue Code generally denies a corporate tax deduction for annual compensation exceeding $1 million paid by a publicly held company to its chief executive officer or to any of its three other most highly compensated officers (excluding the Chief Financial Officer). However, compensation that is deemed to be "performance based" under Section 162(m) is generally excluded from this limit. To enable compensation received in connection with stock options and certain stock awards and restricted stock unit awards granted under the 2012 Plan to qualify as "performance-based" within the meaning of Section 162(m), the stockholders are being asked to approve certain material terms of the 2012 Plan. By approving the amendment and restatement of the 2005 Plan as the 2012 Plan, the stockholders will be approving, among other things:

- the eligibility requirements for participation in the 2012 Plan, including the ability of the Chief Executive Officer and three most highly compensated officers (other than the Chief Executive Officer) to receive awards under the 2012 Plan;

- the performance measures upon which the grant or vesting of certain stock and restricted stock unit awards may be based; and

- the maximum numbers of shares for which awards may be granted to an employee in any fiscal year.

While we believe that compensation in connection with such awards under the 2012 Plan generally will be deductible by the Company for federal income tax purposes, under certain circumstances, such as a change in control of the Company, compensation paid in settlement of certain awards may not qualify as "performance-based."

Our Board of Directors is well aware of the criticism that has been leveled generally against the misuse of stock-based compensation by some companies. The Board believes that, as amended, the 2012 Plan includes steps to address possible concerns of our stockholders. These include:

- Stock options may not be re-priced without the approval of our stockholders.
- No discount from fair market value is permitted in setting the exercise price of stock options.
- Stock options may not have a term longer than seven years.

- Each share subject to a "full value" award of stock or restricted stock units will reduce the number of shares remaining available for grant under the 2012 Plan by 1.75 shares.
- The 2012 Plan establishes a list of measures of business and financial performance from which the Compensation Committee may construct predetermined performance goals that must be met for an award to qualify as performance based compensation. The 2012 Plan has a fixed term of ten years from the date of the Meeting.
- Shares used to pay tax and exercise price of an award will not become available for future grant or sale under the 2012 Plan.

The Board of Directors believes that the 2012 Plan will serve a critical role in attracting and retaining the high caliber employees, directors and consultants essential to our success and in motivating these individuals to strive to meet our goals. Therefore, our Board urges you to vote to approve the amendment and restatement of the 2005 Equity Incentive Plan as the 2012 Equity Incentive Plan.

Summary of the 2012 Plan

The following summary of the 2012 Plan, as amended and restated from the 2005 Plan, is qualified in its entirety by the specific language of the 2012 Plan, which is attached as an Appendix to this Proxy Statement, a copy of the 2012 Plan is also available to any stockholder upon request from the Company, sent to the attention of the Corporate Secretary at the Company's headquarters address set forth on the first page of this Proxy Statement, and is also available online to any interested person at the website of the Securities and Exchange Commission (http://www.sec.gov) through a search of the EDGAR database.

General. The purpose of the 2012 Plan is to advance the interests of the Company by providing a means through which the Company may attract and retain able employees, directors and consultants upon whom responsibility for the success of the Company rests and to provide them with a proprietary interest in the development and financial success of the Company that will encourage them to devote their best efforts to the business of the Company. These incentives may be provided under the 2012 Plan through the grant of stock options, stock awards (stock purchase rights and stock bonuses) and restricted stock units.

Authorized Shares. The maximum aggregate total number of shares that may be issued under the 2012 Plan will be increased to 16,975,000. Under the 2005 Plan, a total of 14,475,000 shares were authorized, of which, a total of 2,066,105 shares remained available for the future grant of awards as of December 31, 2011. Shares issued under the 2012 Plan may be authorized but unissued or reacquired shares of common stock of the Company.

Share Accounting and Adjustments. Each share subject to a stock option granted under the 2012 Plan will reduce the number of shares remaining available for grant by one share, while each share subject to an award granted under the 2012 Plan other than a stock option will reduce the number of shares remaining available for grant by 1.75 shares. If any award granted under the 2012 Plan expires or otherwise terminates for any reason without having been exercised or settled in full, or if shares subject to forfeiture or repurchase at the participant's purchase price are forfeited or repurchased by the Company, any such shares reacquired or subject to a terminated award will again become available for issuance under the 2012 Plan (and for awards that counted as 1.75 shares for every share subject to the award, will return 1.75 shares for every share subject to the forfeited or repurchased award). Shares will not be treated as having been issued under the 2012 Plan and will therefore not reduce the number of shares available for grant to the extent a restricted stock unit award is settled in cash. Shares used to pay tax and exercise price of an award will not become available for future grant or sale under the 2012 Plan.

The Compensation Committee of the Board of Directors, in its discretion and to prevent dilution or enlargement of participants' rights under the 2012 Plan, will adjust the number of shares authorized under the 2012 Plan, the numerical limits on awards described below under "Certain Award Limits" and the number and kind of shares and exercise price subject to outstanding awards in the event of any change in our common stock through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in our capital structure, or if we make a distribution to our stockholders in a form other than common stock (excluding normal cash dividends) that has a material effect on the fair market value of our common stock. In such circumstances, the Compensation Committee also has the discretion under the 2012 Plan to adjust the terms of outstanding awards, as it deems appropriate. Without affecting the number of shares available for grant under the 2012 Plan, the Compensation Committee may authorize the issuance or assumption of benefits under the 2012 Plan in connection with any merger, consolidation or similar transaction on such terms and conditions as it deems appropriate.

Certain Award Limits. In addition to the limitation described above on the total number of shares of our common stock that will be authorized for issuance under the 2012 Plan, the 2012 Plan limits the numbers of shares that may be issued under each type of award, subject to adjustment as described under "Share Accounting and Adjustments" above. No more than 16,975,000 shares may be issued upon the exercise of incentive stock options granted under the 2012 Plan. No more than 5 percent of the maximum aggregate number of 16,975,000 shares authorized under the 2012 Plan may be issued pursuant to any awards other than options that provide for vesting more rapidly than over a period of three years if vesting is based upon continued service alone or that have a performance period of less than 12 months if vesting is based on the attainment of performance goals. To enable compensation in connection with certain types of awards to qualify as "performance-based" within the meaning of Section 162(m), the 2012 Plan establishes limits on the maximum aggregate number of shares for which awards may be granted to an employee in any fiscal year. No employee may be granted in any fiscal year one or more stock options or one or more awards of stock or restricted stock units for more than 500,000 shares.

Administration. The 2012 Plan will be administered by the Compensation Committee of the Board of Directors or another committee of the Board of Directors appointed to administer the 2012 Plan, or, in the absence of such committee, by the Board. For purposes of this summary, the term "Committee" refers to either such committee or the Board of Directors. Subject to the provisions of the 2012 Plan, the Committee will determine in its discretion the persons to whom and the times at which awards are granted, the types and sizes of awards, and all of their terms and conditions. The Committee may amend or cancel any award, waive any restrictions or conditions applicable to any award, and accelerate, extend or defer the vesting of any award. The Committee may delegate to one or more of its members or one or more officers of the Company the authority to grant awards under the 2012 Plan. The 2012 Plan provides, subject to certain limitations, for indemnification by the Company of any director or officer against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2012 Plan. All awards granted under the 2012 Plan will be evidenced by a written agreement between the Company and the participant specifying the terms and conditions of the award, consistent with the requirements of the 2012 Plan. The Committee will interpret the 2012 Plan and awards granted thereunder, and all determinations of the Committee will be final and binding on all persons having an interest in the 2012 Plan or any award.

Prohibition of Option Repricing. The 2012 Plan expressly provides that, without the approval of a majority of the votes cast in person or by proxy at a meeting of our stockholders, the Committee may not provide for either the cancellation of outstanding options in exchange for the grant of new options at a lower exercise price or the amendment of outstanding options to reduce the exercise price.

Eligibility. Awards may be granted to employees, consultants and directors of the Company or any subsidiary or parent corporation. Incentive stock options may be granted only to employees. As of December 31, 2011, the Company had approximately 389 employees, including two named executive officers, and seven nonemployee directors who would be eligible to receive awards under the 2012 Plan.

Stock Options. The Committee may grant incentive stock options within the meaning of Section 422 of the Internal Revenue Code, nonstatutory stock options or any combination of these. The Committee establishes the exercise prices of options, provided that each option must have an exercise price that is not less than the fair market value of a share of our common stock on the date of grant, except that options granted pursuant to an assumption or substitution of another option in a manner that would qualify under Section 424(a) of the Internal Revenue Code may have exercise prices less than such minimum price. Any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any parent or subsidiary of the Company (a "10 percent Stockholder") must have an exercise price equal to at least 110 percent of the fair market value of a share of common stock on the date of grant. The closing price of our common stock as reported on the NASDAQ National Market on March 12, 2012 was $2.75 per share. The 2012 Plan provides that the option exercise price may be paid in cash or its equivalent, by tender of shares of common stock owned by the participant having a fair market value not less than the exercise price, by means of a broker-assisted cashless exercise or by other consideration as approved by the Committee from time to time.

Options will become vested and exercisable at such times and subject to such conditions and restrictions as may be specified by the Committee, including the attainment of one or more performance goals, as described under "Performance Goals" below. The maximum term of an option granted under the 2012 Plan is seven years, provided that an incentive stock option granted to a 10 percent Stockholder must have a term not exceeding five years. Options will remain exercisable for such period of time following a participant's termination of service as determined by the Committee and provided in the participant's award agreement, provided that in no case may an option be exercised after its expiration date. Options will become exercisable in full upon a participant's termination of service due to death or disability.

Incentive stock options are not transferable by the participant other than by will or by the laws of descent and distribution, and are exercisable during the participant's lifetime only by the participant. If permitted by the Committee, nonstatutory stock options granted under the 2012 Plan may be transferred by gift or domestic relations order to one or more family members.

Stock Awards. The Committee may grant stock awards under the 2012 Plan either in the form of a stock purchase right, giving a participant an immediate right to purchase common stock, or in the form of a stock bonus, for which the participant furnishes consideration in the form of services to the Company. The Committee determines the purchase price payable under stock purchase awards, which may be less than the then current fair market value of our common stock. Stock awards may be subject to vesting conditions based on service or the achievement of such performance criteria as the Committee specifies, including the attainment of one or more performance goals as described under "Performance Goals" below. Unless otherwise provided by the Committee, a participant will forfeit any shares of stock as to which vesting conditions have not been satisfied prior to the participant's termination of service for any reason other than the participant's death or disability. Stock awards will vest in full upon the termination of the participant's service due to death or disability. Unless otherwise determined by the Committee, participants holding stock awards subject to vesting conditions will have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award.

Restricted Stock Units. The Committee may grant restricted stock units under the 2012 Plan, which represent rights to receive shares of our common stock at a future date determined in accordance with the participant's award agreement. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant's services to the Company. The Committee may grant restricted stock unit awards subject to the attainment of one or more performance goals, as described under "Performance Goals" below, or may make the awards subject to vesting conditions similar to those applicable to stock awards. Unless otherwise provided by the Committee, a participant will forfeit any restricted stock units which have not vested prior to the participant's termination of service for any other reason than death or disability. Restricted stock units will vest in full upon the termination of the participant's death or disability. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until shares of common stock are issued in settlement of such awards. However, the Committee may grant restricted stock units that entitle their holders to dividend equivalent rights, which are rights to receive additional restricted stock units for a number of shares whose value is equal to any cash dividends we pay. Restricted stock units will be settled by distribution to the participant of a number of whole shares of common stock equal to the number of restricted stock units subject to the award on the date on which the units vest or another date specified by the Committee or elected by the participant and set forth in the award agreement. Alternatively, the Committee may provide for settlement of restricted stock units in cash for an amount equal to the fair market value of the shares otherwise issuable to the participant.

Non-employee Director Awards. The Committee may, from time to time, establish awards to be granted on a periodic basis to all the members of the Board of Directors who are not employees of the Company or any subsidiary or parent corporation. Additional awards may be granted to non-employee directors in consideration of their service on one or more committees of the Board, service as chair of a committee of the Board, service as chairman of the Board or the individual's initial appointment or election to the Board. The Committee will determine the amount(s) and type(s) of such awards, which may be any type of award authorized under the 2012 Plan. Further, the Committee has the right to grant discretionary awards. Prior to its amendment, the 2005 Plan provided for certain limits on how many shares could be granted in a fiscal year. These limits do not exist with the 2012 Plan.

Performance Goals. The Committee may grant awards or provide for the vesting of awards subject to the attainment of such performance goals over such performance periods as the Committee determines in writing and sets forth in a written agreement between the Company and the participant. Prior to the beginning of the applicable performance period or such later date as permitted under Section 162(m) of the Internal Revenue Code in the case of an award intended to result in the payment of performance-based compensation under Section 162 (m), the Committee will establish one or more performance goals applicable to the award. Performance goals will be based on the attainment of specified target levels with respect to one or more measures of business or financial performance of the Company and/or any subsidiary of the Company or any of their business units as may be selected by the Committee. The Committee, in its discretion, may base performance goals on one or more of the following such measures:

> Revenue; sales; expenses; operating income; gross margin; operating margin; earnings before any one or more of: stock-based compensation expense, interest, taxes, depreciation and amortization; pre-tax profit; net operating income; net income; economic value added; free cash flow; operating cash flow; stock price; earnings per share; return on stockholder equity; return on capital; return on assets; return on investment; balance of cash, cash equivalents and marketable securities; market share; number of customers; customer satisfaction; product development; completion of a joint venture or other corporate transaction; inventory turns and days sales outstanding.

The target levels with respect to these performance measures may be expressed on an absolute basis or relative to a standard specified by the Committee. The degree of attainment of performance measures will be calculated in accordance with generally accepted accounting principles, and, according to criteria established by the Committee, excluding the effect (whether positive or negative) of changes in accounting standards or any extraordinary, unusual or nonrecurring item occurring after the establishment of the performance goals applicable to a performance award.

The Committee retains the discretion to eliminate or reduce, but not increase, the amount that would otherwise be payable on the basis of the performance goals attained to a participant who is a "covered employee" within the meaning of Section 162(m). If a participant's service terminates for any reason prior to completion of the performance period applicable to an award, the 2012 Plan provides that, unless otherwise determined by the Committee, the award will be forfeited.

Change in Control. In the event of a "change in control," as such term is defined by the 2012 Plan, the surviving, continuing, successor or purchasing entity or its parent may, without the consent of any participant, either assume or continue the Company's rights and obligations under outstanding awards or substitute substantially equivalent awards for its stock. Any awards which are not assumed or continued in connection with a change in control will become immediately exercisable and vested in full as of the date of the change in control and any unexercisable or unvested portion of the outstanding options shall be immediately exercisable. Any stock options that are neither assumed or continued by the acquiror in connection with the change in control nor exercised as of the time of consummation of the change in control will terminate. In addition, the Committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines. The 2012 Plan also authorizes the Committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award upon a change in control in exchange for a payment to the participant with respect to each vested share subject to the cancelled award (and each unvested share if so determined by the Committee) of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share under the award. Further, the Committee will not be required to treat all awards (or portions thereof) similarly in the transaction. The vesting and exercisability of non-employee director awards automatically will accelerate in full upon a change in control.

Termination or Amendment. The 2012 Plan will continue in effect until its termination by the Committee, provided that all awards shall be granted within 10 years from the effective date of the approval by the stockholders of the 2012 Plan. The Committee may terminate or amend the 2012 Plan at any time, provided that no amendment may be made without stockholder approval that would: increase the maximum aggregate number of shares of stock authorized for issuance under the 2012 Plan; change the class of persons eligible to receive incentive stock options; permit the grant of an option with an exercise price less than the fair market value of share of common stock on the effective date of grant; or require stockholder approval under any applicable law, regulation or rule. No termination or amendment may affect any outstanding award unless expressly provided by the Committee, and, in any event, may not adversely affect an outstanding award without the consent of the participant unless necessary to comply with any applicable law, including, but not limited to, Section 409A of the Internal Revenue Code, providing rules regarding the taxation of nonqualified deferred compensation plans.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2012 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.

Incentive Stock Options. A participant recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option. Participants who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option will normally recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. In such event, the Company will not be entitled to any corresponding deduction for federal income tax purposes. In the event of the participant's disposition of shares before both of these holding periods have been satisfied (a "disqualifying disposition"), the participant will recognize ordinary income equal to the spread between the option exercise price and the fair market value of the shares on the date of exercise, but in most cases not to exceed the gain realized on the sale, if lower. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the participant upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code.

In general, the difference between the option exercise price and the fair market value of the shares on the date when an incentive stock option is exercised is treated as an adjustment in computing income that may be subject to the alternative minimum tax, which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits, which may arise with respect to participants subject to the alternative minimum tax.

Nonstatutory Stock Options. Options not designated or qualifying as incentive stock options are nonstatutory stock options having no special tax status. A participant generally recognizes no taxable income upon receipt of such an option. Upon exercising a nonstatutory stock option, the participant normally recognizes ordinary income equal to the difference between the exercise price paid and the fair market value of the shares on the date when the option is exercised. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the exercise date, will be taxed as capital gain or loss. The Company generally should be entitled to a tax deduction equal to the amount of ordinary income recognized by the participant as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code.

Stock Awards. A participant acquiring stock by means of a stock purchase right or stock bonus generally will recognize ordinary income equal to the excess of the fair market value of the shares on the "determination date" over the price paid, if any, for such shares. The "determination date" is the date on which the participant acquires the shares unless the shares are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date on which the shares are acquired. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of shares acquired pursuant to a stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Restricted Stock Unit Awards. A participant generally will recognize no income upon the grant of a restricted stock unit award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of settlement in an amount equal to the cash received and the fair market value of any shares of stock received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the settlement date, will be taxed as capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the settlement date, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code.

Options Granted to Certain Persons

The aggregate numbers of shares of common stock subject to options granted to certain persons under the 2005 Plan during 2011 are as follows: (i) David Dutton, President and Chief Executive Officer, 190,000 shares; (ii) J. Michael Dodson, Chief Financial Officer, Executive Vice President and Secretary, 150,000 shares; (iii) Andy Moring, former Chief Financial Officer, 95,000 shares; (iv) all current directors who are not executive officers as a group, an aggregate of 152,000 shares; and (iv) all employees, including current officers who are not executive officers, as a group, an aggregate of 1,056,460 shares. Since its inception, no options have been granted under the 2005 Plan to any other nominee for election as a director, or any associate of any such director, nominee or executive officer, and no other person has been granted five percent or more of the total amount of options granted under the Plan.

Recommendation of the Board of Directors

Approval of this proposal requires the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote on this proposal. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum. If you hold your shares in your own name and abstain from voting on this matter, your abstention will have the same effect as a negative vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will not have authority to vote your shares. Broker non-votes will have no effect on the outcome of this vote.

The Board of Directors believes that the amendment and restatement of the 2005 Plan as the 2012 Plan is in the best interests of the Company and its stockholders for the reasons stated above.

The Board of Directors unanimously recommends a vote "FOR" approval of the amendment and restatement of the 2005 Equity Incentive Plan as the 2012 Equity Incentive Plan.

PROPOSAL 4 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm for the year ending December 31, 2012. Representatives of PwC are expected to be present at the Meeting, and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Stockholder ratification of the selection of PwC as the Company's independent registered public accountants is not required by the Company's Bylaws or otherwise. The Company is submitting the selection of PwC to the stockholders for ratification as a matter of good corporate practice. In the event the stockholders fail to ratify the selection, the Audit Committee of the Board of Directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change could be in the best interest of the Company and its stockholders.

Recommendation of the Board of Directors

The affirmative vote of a majority of the votes present or represented by proxy and entitled to a vote at the Annual Meeting of Stockholders, at which a quorum representing a majority of all outstanding shares of common stock of the Company is present and voting, is required for approval of this proposal. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum. If you hold your shares in your own name and abstain from voting on this matter, your abstention will have the same effect as a negative vote. Your broker will continue to have discretion to vote any uninstructed shares. If your broker does not vote pursuant to this, such broker non-votes will have no effect on the outcome of this vote.

The Board unanimously recommends a vote "FOR" the ratification of the appointment of PwC to serve as the Company's independent registered public accounting firm for the year ending December 31, 2012.

Audit and Related Fees

The following table shows fees paid by the Company for professional services rendered by PwC for the years ended December 31, 2010 and 2011:

	2010	2011
Audit Fees	$ 1,056,773	$ 1,115,674
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$ 1,056,773	$ 1,115,674

Audit Fees represent professional services rendered for the audit of the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K, review of the interim consolidated financial statements included in quarterly reports on Form 10-Q, audit and assessment of the Company's internal controls over financial reporting and services that are normally provided by PwC in connection with statutory and regulatory filings or engagements. Included in 2010 and 2011 is $13,000 and $80,000, respectively, related to an equity offering.

Audit-Related Fees represent assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." These services include accounting consultations in connection with attestation services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

Tax Fees represent professional services for federal, state and international tax compliance, tax advice and tax planning.

All Other Fees represent services other than the services described above.

All of the services reflected in the table were pre-approved by the Audit Committee.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accountants

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Any pre-approval is detailed as to the particular service or category of services, and is generally subject to a specific budget. The independent registered public accounting firm and management periodically reports to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. In addition, any audit and non-audit fees for newly proposed professional services that arise during the year, or changes to previously approved fees and work, are reviewed and approved in advance of commencement of such services by the Audit Committee at their regularly scheduled meetings throughout the year. Should a situation arise that requires approval between meetings, the Audit Committee has delegated authority to its Chairman to authorize such pre-approval and report on the same at the next regularly scheduled meeting.

EXECUTIVE OFFICERS

Name	Age	Title
David Dutton	51	Chief Executive Officer, President and Director
J. Michael Dodson	51	Chief Financial Officer, Executive Vice President and Secretary

David Dutton — Chief Executive Officer, President and Director

Mr. Dutton has served as the Company's Chief Executive Officer and director since December 2001. Mr. Dutton also served as the Company's President from October 2001 to June 2005 and from April 2008 to the present. From 1998 to 2000, Mr. Dutton served as Executive Vice President and Chief Operating Officer of the Company. Mr. Dutton joined the Company in 1994 as General Manager of the Strip/Plasma Etch division and subsequently served as President of the Plasma Products Division. Mr. Dutton started his career in the semiconductor industry in 1984 and held engineering management positions for wafer processing and development at Intel Corporation and Maxim Integrated Products, Inc. Mr. Dutton holds a B.S. degree from San Jose State University.

J. Michael Dodson — Chief Financial Officer, Executive Vice President and Secretary

Mr. Dodson has served as the Company's Chief Financial Officer since October 2011. Prior to joining the Company, Mr. Dodson served as Senior Vice President and Chief Financial Officer at DDi Corp., a provider of printed circuit board engineering and manufacturing services, from January 2010 until his resignation in October 2011. Before joining DDi Corp., Mr. Dodson served as a partner at Tatum, LLC, a provider of executive services on an interim or special project basis, from October 2009 to January 2010, and served from December 2005 to January 2009 as Senior Vice President and Chief Financial Officer with eTelecare Global Solutions, Inc., a provider of business process outsourcing services. Mr. Dodson holds a B.B.A degree from the University of Wisconsin-Madison.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides narrative disclosure regarding the compensation plans, programs and arrangements that the Company employed for the named executive officers in 2011. During 2011, the Company's named executive officers were as follows:

- David Dutton, Chief Executive Officer, President and Director

- J. Michael Dodson, Chief Financial Officer, Executive Vice President and Secretary (Joined October 11, 2011)

- Andy Moring, Former Chief Financial Officer, Executive Vice President – Finance and Secretary (Until October 11, 2011)

Overview of Compensation Program

The Company's major objective is to create value for its stockholders by building and maintaining technology leadership positions in the markets the Company serves in the semiconductor equipment industry. The Compensation Committee is responsible for overseeing executive pay and equity programs by reviewing and evaluating them on a regular basis, and if appropriate, revising them to ensure that they support the Company's business objectives. The objectives of the Company's executive compensation program are:

- to reward performance and link executive compensation to the creation of stockholder value;

- to align executive interests with the interests of the Company's stockholders by emphasizing the use of equity-based compensation;

- to attract and retain high-performing and qualified executives by compensating them at levels that are competitive with peer companies and commensurate with corporate and individual performance; and

- to optimize the use of compensation resources by strategically directing them to those areas where they will have the greatest impact on the long-term success of the Company.

The Compensation Committee oversees and administers the Company's executive compensation program in accordance with the Committee charter, which is accessible via the "Corporate Governance" link at www.mattson.com. At least annually, and usually in December of each year, the Committee meets to assess the Company's and executive officers' performance against the goals that were set for the year, and to establish compensation plans for the following year. In creating such compensation plans, the Committee reviews all components of executive compensation for consistency with the Company's compensation philosophy and considers developments in compensation practices outside of the Company.

In addition, the Compensation Committee oversees and administers the Company's compensation program for non-executive employees. The Board has delegated to a committee comprised of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") the authority to grant stock options under the 2005 Equity Incentive Plan, as amended, to certain employees below the executive officer level, subject to specified limitations and guidelines.

At least annually, the Compensation Committee meets with Mr. Dutton, the Company's CEO, and members of the Company's human resources department to obtain recommendations with respect to the Company's compensation practices and to review the information used to support these recommendations. Management makes recommendations to the Committee on the base salaries, bonus award achievements for the previous year and targets for the following year, performance goals, and equity compensation for executive officers and certain other Company employees. The Committee considers management's recommendations in determining the compensation plan that it ultimately approves. Management also presents information on the performance of the Company and the executive officers to the Committee. This information is used by the Committee to determine the cash bonuses for the year then ending, salary determinations for the following year, and equity compensation. The Committee discusses the executive officers' compensation with Mr. Dutton, but makes decisions with respect to Mr. Dutton's compensation without Mr. Dutton present.

The Committee has the authority to engage independent advisors, such as compensation consultants, to assist it in carrying out its responsibilities. The Committee currently utilizes the services of Farient Advisors, LLC ("Farient"), an independent executive compensation and performance advisory firm, to provide independent advice on various areas of executive compensation. At the request of the Committee, Farient provides information, analysis, and recommendations on the competitiveness and design of the Company's executive compensation program, the Company's goal-setting processes, the Company's change in control programs, and other aspects of compensation, as needed.

Risk Assessment Related to the Company's Compensation Program

The Compensation Committee monitors the policies and practices of the Company's overall compensation programs and has reviewed and discussed the concept of risk as it relates to the Company's compensation programs. In working with management and Farient, the Committee has concluded that none of the Company's compensation programs create risks that are reasonably likely to have a material adverse effect on the Company. As part of this process, the Compensation Committee was provided with data regarding employee turnover and morale, the Company's equity grant history, competitive executive compensation, recent stockholder returns and the overall financial performance, and conducted a detailed annual evaluation of the mix and design of the compensation program.

The largest portion of most employees' total compensation is a fixed, base salary. The incentive portions of each employee's pay links performance-based short-term and long-term rewards to financial goals that serve the interests of the Company and the Company's stockholders without encouraging unnecessary or excessive risk taking by Company employees. While individual business unit executives may have a mixture of unit and corporate goals, the compensation goals of the named executive officers are set on overall Company performance; performance targets are set on an annual basis and include both short-term financial goals as well as long-term product development initiatives; and short- and long-term performance goals are regularly reviewed and evaluated by the management team during the year.

The Committee recognizes that the Company's compensation program will be subject to the claw back provisions of the Dodd-Frank Act when and if they come into effect. The Company will adhere to all applicable future regulations of the SEC, NASDAQ and other governmental authorities regarding obligations to require disgorgement of erroneous or excessive compensation.

Resignation of Andy Moring and Transition and Release Agreement

On August 31, 2011 the Company entered into a Transition Agreement and Release with Mr. Moring providing transition services in connection with his planned departure as Chief Financial Officer, Executive Vice President and Secretary upon hiring of a new Chief Financial Officer. The discussion of compensation programs in this Compensation Discussion and Analysis generally refers to compensation decisions made for Mr. Moring prior to entering the Transition Agreement and Release and reflects the general policies and decision-making processes of the Compensation Committee. Special compensation arrangements associated with the transition and release agreement are described immediately below and are reflected in the Summary Compensation Table following the Compensation Discussion and Analysis.

Upon his final separation from the Company, Mr. Moring received a lump sum equivalent to one year of his base salary, for a total of $290,000, all options outstanding were accelerated and considered fully vested on January 1, 2012 and will remain exercisable for a period of 12 months. COBRA coverage will be reimbursed for a period of six months from the separation date of December 31, 2011, or until Mr. Moring has secured other employment.

Elements of Compensation

In structuring of the Company's compensation program, the Committee seeks to select the types and levels of compensation that will further its goals of rewarding performance, linking executive compensation to the creation of stockholder value, attracting and retaining highly qualified employees and maximizing long-term stockholder returns. Consistent with these goals, the Company's compensation program generally includes a mix of base salary, cash bonus, and stock options, and may include restricted stock units ("RSU") with service-based or performance-based vesting. Based on its review of compensation practices of its peer group companies, the Committee believes that offering a mix of compensation types is necessary to compete successfully for management talent and achieve the Company's goals. The Committee evaluates the mix of compensation types annually based on the Company's needs and prevailing market practices.

A description of each of the elements of compensation, and the role of each in the total compensation package, is described below:

Base Salary provides a fixed compensation to employees for their performance of ongoing job-related responsibilities. An adequate salary commensurate to the position helps the Company attract and retain talent, and provides recognition to the employee based on their level, experience and individual performance.

Short-Term Incentive Plans include performance-based annual cash incentives for the CEO and CFO and semi-annual cash incentives for other officers. These incentives are typically based on revenue and earnings per share ("EPS") objectives, with a modifier for strategic performance. These rewards encourage executives to meet or exceed financial and strategic objectives.

Long-Term Incentive Plans are delivered in the form of awards of stock options and RSUs. The RSUs include grants with service-based vesting and performance-based vesting. Stock price appreciation is typically linked to the financial performance of the Company. These awards help align executive interests with stockholder interests and help attract and retain talent.

Retirement and Welfare Benefits include medical, dental, vision, life insurance, long-term disability insurance, a tax-qualified 401(k) plan and a non-qualified deferred compensation plan. These benefits are required to attract and retain talent, provide employees with reasonable security and are generally offered to all employees on a non-discriminatory basis.

During 2011, the compensation for the named executive officer's and management employees consisted primarily of base salary and stock option awards. This compensation mix reflects the Company's continued focus on conserving cash after emerging from the downturn of the semiconductor equipment industry and the Company's continued commitment towards profitability.

Base Salary

The Committee sets executive salaries on an annual basis, usually in December of each year for the following year, or at the time of promotion. In setting base salary levels, the Committee considers a variety of factors, both quantitative and qualitative, with the ultimate goal of rewarding positive performance and remaining competitive in attracting and retaining executive talent.

Base salaries are determined in accordance with each executive's position, performance, experience, skills and market practices. In addition, the Committee takes into account the CEO's recommendations for executive positions that are reviewed by the Committee. The Committee retains the discretion to consider individual and corporate performance, prior experience, length of employment, existing and historic salary levels, internal consistency among employee pay levels, external pressures to attract and retain talent, and market conditions when making individual pay decisions. The Committee evaluates each of these factors in its judgment; they are not measured in any quantitative way nor is there an explicit weighting applied to these factors.

In 2011, after taking into consideration the compensation targets, management's recommendations, Company performance, and the external consultant's recommendation, the Committee decided to maintain the base salaries for the Company's named executive officers at 2010 levels. In October 2011, the Company hired Mr. Dodson as Chief Financial Officer, Executive Vice President and Secretary. Mr. Dodson's salary was determined based upon benchmark data, negotiations with Mr. Dodson during the hiring process and other considerations discussed herein. Mr. Dodson also received a new hire bonus of $70,000 upon joining the Company, which was part of the compensation package negotiated with Mr. Dodson to persuade him to join.

For 2012, the Compensation Committee elected to maintain base salaries for the named executive officers at the same levels paid during 2011, because it believed that existing salary levels were adequate in light of market data and Company performance. In each year from 2009 through 2012, the CEO has voluntarily elected to take and maintain a 10 percent salary reduction.

The base salaries for the Company's named executive officers for 2012, 2011 and 2010 are as follows:

Name and Title	2012	2011	2010
David Dutton (1)	$ 405,000	$ 405,000	$ 405,000
Chief Executive Officer, President and Director			
J. Michael Dodson (2)	$ 315,000	$ 315,000	$ -
Chief Financial Officer, Executive Vice-President and Secretary			
Andy Moring (3)	$ -	$ 290,000	$ 290,000
Former Chief Financial Officer			

(1) Mr. Dutton's 2012, 2011 and 2010 salary reflects a voluntary election to reduce his salary by 10 percent, from $450,000 to $405,000.

(2) Mr. Dodson joined the Company as the Chief Financial Officer, Executive Vice President and Secretary on October 11, 2011. His 2011 salary actually earned was pro-rated for the portion of 2011 that he served.

(3) On August 31, 2011, Mattson Technology entered into a Transition Agreement and Release with Andy Moring. Under the agreement, Mr. Moring resigned from the role of Chief Financial Officer, Executive Vice President - Finance and Secretary upon the effectiveness of Mr. Dodson's appointment.

Short-Term Incentive Plans

Short-Term Cash Bonus

The Company's executive officers are generally eligible to receive cash bonuses under the Executive Corporate Bonus Plan ("ECBP") based upon the Company's achievement of performance targets set by the Committee. The Committee believes that the practice of awarding cash bonuses based on the achievement of performance targets furthers the Company's goal of strengthening the connection between the interests of management and the Company's stockholders. Performance-based awards are also an important tool for motivating management to achieve the financial and operating results considered by the Committee to be the most significant to the Company's long-term health and profitability. The short-term cash bonuses are evaluated and paid annually for the CEO and CFO, and semiannually for all other employees participating in the incentive plans. The bonus targets, as a percentage of base salary, for the Company's executive officers for 2012 and 2011 are as follows:

Name and Title	Target Bonus Level (1)		Maximum Bonus Level (1)	
	2012	2011	2012	2011
David Dutton	100%	100%	200%	200%
Chief Executive Officer, President and Director				
J. Michael Dodson	60%	-	120%	-
Chief Financial Officer, Executive Vice President and Secretary				
Andy Moring	-	60%	-	120%
Former Chief Financial Officer				

(1) Traditionally, the Committee determines the executive officers' cash bonuses by comparing the performance of the Company against the performance targets set at the beginning of the year. The Committee normally determines the targets for the following year at the same meeting. Target and maximum bonuses are defined by reference to each executive officer's base salary. The maximum payout for each executive officer equals twice the target bonus level.

2011 ECBP. The 2011 ECBP funding was tied to the Company's operating profit. Under the plan formula, 50 percent of target bonuses were to be funded if the Company achieved 67 percent of its goal for plan operating profit percent (the plan threshold), and 100 percent of target bonuses were to be funded if the Company achieved 100 percent of its goal for plan operating profit percent.

If the bonus pool was funded, the Compensation Committee would then use additional performance metrics to determine specific bonus payouts within the overall funding of the plan. For 2011, each performance metric was weighted based upon the Committee's view of its significance to the Company's overall objective of successfully implementing its business plan and achieving its financial objectives. Consequently, the following performance metrics were used for 2011:

- *Plan Operating Profit Percentage* – Plan operating profit percentage is defined as income from operations, excluding certain royalty payments received by the Company and certain adjustments made pursuant to FASB ASC 718 *Compensation-Stock Compensation*, divided by net sales. The Compensation Committee believes this to be a good measure of the Company's progress towards achieving its goal of maximizing corporate profitability. The plan operating profit target for 2011 was 10.8 percent.

- *Plan Gross Profit Margin* – *plan gross* profit margin is defined as net sales (excluding royalties) less corresponding cost of sales as a percentage of net sales (excluding royalties). The plan gross profit margin target for 2011 was 42.5 percent

The Company did not achieve the targets set under the 2011 ECBP and therefore the executive officers did not receive a bonus payout for 2011.

2012 ECBP. The Compensation Committee decided to change the performance measures used to determine the level of cash bonuses for executive officers for 2012. In 2012, the performance goals are weighted based upon the Compensation Committee's view of its significance to the Company's overall objective of successfully achieving its financial objectives. Consequently, the executive officers' 2012 cash bonuses will be determined by the Company's adjusted net income. If the Company achieves 67 percent of its goal for adjusted net income, which is the plan threshold, then the executive officers can receive up to 50 percent of their target bonus. When the company achieves 100 percent of its goal for adjusted net income the plan will be funded at 100 percent of the executive's target award.

The following performance measure will be used in determining the specific award for each executive:

- *Adjusted Net Income* - is defined as GAAP net income, excluding certain royalty payments received by the Company and certain adjustments made to stock-based compensation pursuant to FASB ASC Topic 718 *Compensation-Stock Compensation*. The Compensation Committee believes this to be a good measure of the Company's progress towards achieving its goal of maximizing corporate profitability.

We believe that the disclosure of the specific strategic objectives of the adjusted net income target for 2012 could result in significant competitive harm by revealing key elements of our business strategy. The objectives were based on the achievement of objective and quantifiable financial results. Each special strategic goal was tied to a defined event that was expected to significantly strengthen the Company's operating results and financial performance, positioning for future performance, and the ability to execute successfully on the licensing platform and business model. The target will be challenging for the executive officers to achieve.   The purpose of this annual cash incentive program is to provide a direct financial incentive to executives to meet or exceed our annual corporate operating income goals. The Committee believes that, for the executives to earn their target bonuses, the Company will have to perform at a sustained level of profitability. The Compensation Committee retains the discretion to increase or decrease cash bonuses above or below the amounts determined, such increases or decreases are considered when the Compensation Committee believes they may aid the Company in meeting its overall compensation goals or when extraordinary circumstances otherwise warrant.

Quarterly Profit Reward Plan

All Company employees, including the named executive officers, were eligible in 2011 for a quarterly cash bonus under the Company's Quarterly Profit Reward Plan (the "QPR Plan"). The QPR Plan awards were based upon the Company's targeted operating margin (defined as operating income as a percentage of revenue) in the relevant quarter. Under the QPR Plan, each eligible employee would have received the same bonus amount.

During 2011, no payments were made under the QPR Plan because the Company did not achieve a minimum operating margin of 2 percent. At 2 percent, 4 percent, 8 percent and 10 percent operating margins, the payouts would have been approximately $43, $171, $686 and $1,071, respectively, per employee, including each named executive officer.

For 2012, the Committee reassessed the QPR Plan and decided to suspend it.

Long-Term Incentive Plans

Stock Options and RSUs

In addition to any performance based cash compensation, the Company generally seeks to align the interests of stockholders and executive officers by making equity-based compensation a significant component of its executive compensation packages. The Company awards options to purchase stock and/or RSUs under its 2005 Equity Incentive Plan, which is up for amendment as the 2012 Plan as previously described in this Proxy Statement. The Committee believes that granting a mix of stock options and RSUs over time is an effective plan design as it provides a balance between performance and retention incentives while controlling share dilution.

The Company generally makes grants of stock options and RSUs to eligible employees, including the named executive officers, upon commencement of employment and on an annual basis. It also makes periodic grants in connection with employee promotions and other special awards. Annual equity compensation awards to named executive officers are determined by the Committee and/or Board, as the case may be, at its December meeting or shortly thereafter.

- The grant date for all annual grants is the quarterly opening date of the Company's stock trading window immediately following the annual review process, provided that the requisite approval is obtained on or prior to such date.

- The grant dates for new hire awards is the date the employee begins work, provided the requisite approval is obtained on or prior to such date; and provided that, if such approval date is after commencement of employment during a trading blackout period, awards will be granted on the first day after the next trading window opens. The vesting commencement date generally is the date of commencement of employment.

- The grant dates for promotional or special award grants is the opening date of the Company's stock trading window immediately following such promotion or special award notification provided that the requisite approval is obtained on or prior to such date. The vesting commencement date is the date of the promotion for the employee.

In 2011, the Committee elected to make all equity grants in the form of stock options. It is the perspective of the Company and the Committee that at current share prices, stock options are the most effective equity incentive vehicle to attract and retain executive and key employee talent through a difficult economic environment as stock options provide an attractive upside opportunity with the recovery of the Company's share price.

In 2011, the Committee granted key employees with an annual grant of stock options based on focal reviews and management recommendations on who should participate in the program. The stock option grants to each individual were based on an assessment of the potential impact by each individual on the Company's future success, competitive pay and retention considerations.

All stock options are granted with an exercise price equal to their fair market value on the date of grant, which is equal to the closing price of the Company's common stock as quoted on the NASDAQ Global Select Market on the date of grant. Options typically vest over a period of four years at a rate of 25 percent after the first year and 1/48th of the initial amount granted each month thereafter. All grant vesting is conditioned upon continued employment with or service to the Company through each vesting date.

In determining the number and terms of stock options to be granted for 2011 and 2012, the Committee considered the total dilution impact from equity grants, recognizing that it would not be possible to provide a competitive dollar value of grants in a year of particularly low share prices without reaching unacceptable levels of dilution. As a result, grants were determined by considering the total number of shares to be granted to all employees, the need to retain key talent, historical grant practices and the competitive market for individual executives. In terms of the number of options granted, the Company remains competitive with industry peers and substantially below recommended limits as promulgated by certain institutional investor advisory firms. For the named executive officers, the specific grants approved for 2011 and 2012 were as follows:

	2012	2011
Name and Title	Stock Options	Stock Options
David Dutton	190,000	190,000
Chief Executive Officer, President and Director		
J. Michael Dodson	100,000	150,000
Chief Financial Officer, Executive Vice-President and Secretary		
Andy Moring	-	95,000
Former Chief Financial Officer		

   (1) Mr. Dutton was granted 190,000 shares on February 7, 2011 at a price of $2.40 and 190,000 shares on February 6, 2012 at a price of $2.79.
   (2) Mr. Dodson was granted 150,000 shares on October 11, 2011 at a price of $1.14 and 100,000 shares on February 6, 2012 at a price of $2.79.
   (3) Mr. Moring was granted 95,000 shares on February 7, 2011 at a price of $2.40.

Retirement and Welfare Benefits

Deferred Compensation Plan

In January 2006, the Compensation Committee implemented a non-qualified deferred compensation plan (the "NQDC Plan"), which allows eligible employees, including executive officers, and members of the Board of Directors to voluntarily defer receipt of a portion of their base salaries, cash bonuses or directorship fees, as the case may be, thereby allowing the participating employee or director to defer taxation on such amounts. The NQDC Plan is offered to eligible employees in order to allow them to defer more compensation than they would otherwise be permitted to defer under a tax-qualified retirement plan, such as the Company's 401(k) Plan, discussed below. In addition, the Company, acting through the Board of Directors, may make discretionary contributions to the accounts of one or more NQDC Plan participants. The Compensation Committee determined the terms of the NQDC Plan after consulting with Pen-Cal Administrators, a non-qualified deferred compensation management agency.

In 2011, there were no discretionary contributions made by the Board of Directors or named executive officers to the NQDC Plan. All earnings or losses under the NQDC Plan were based on the market performance of the investments selected at the direction of the individual participants.

The Company believes that the NQDC Plan is an important component of the total compensation package that it uses to attract and retain management talent. The NQDC Plan is evaluated for competitiveness in the marketplace from time to time.

Employee Stock Purchase Plan

The Company's 1994 Employee Stock Purchase Plan, as amended, (the "ESPP") permits its employees, including the named executive officers, to have a portion of their regular earnings withheld over a six-month exercise period to purchase shares of the Company's common stock on a discounted basis, equal to 90 percent of the closing price per share of the Company's common stock on The NASDAQ Global Select Market on the date prior to the purchase date. The participants are currently eligible to purchase up to 2,000 shares per exercise period.

401(k) Plan

The Company maintains a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Historically, the Company has matched employee contributions to his or her 401(k) account, up to a maximum of 3 percent of such employee's base salary. In March 2009, the Company suspended its program to match employee contributions to their 401(k) accounts in an effort to reduce costs due to the then-current financial position of the Company, and made a partial reinstatement of the program in July 2011. The Company is matching employee contributions up to a maximum of 1.5 percent of the annual base salary.

Other Compensation

The Company offers a number of other benefits to its executive officers pursuant to benefit programs that are provided to the Company's broad-based employee population, including medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, relocation/expatriate programs and services, educational assistance, employee assistance and certain other benefits. The Company believes that these benefits are necessary for it to compete effectively for employee talent and that the availability of these benefits programs enhances employee health, productivity and loyalty to the Company. These generally available benefits do not directly factor into decisions regarding executive officers' total compensation packages.

Pay Benchmarking

The Company believes that, on average, its executive pay should be positioned at the median of the market for competitive average performance, at above market for above average performance, and conversely, at below market for below market performance. To execute this compensation positioning strategy, the Compensation Committee compares the Company's target compensation, including the mix, for its executive officers against target compensation and mix in similar companies. In addition, the Compensation Committee references an expanded peer group to compare pay design and practices. While the Compensation Committee considers pay benchmarking data, it does not set non-executive officer compensation based on a formulaic comparison to such data.

The Company conducted a pay benchmark review in November 2010 and used the analysis from that review to make decisions regarding executive pay for 2011. Farient developed a specific group of peers to provide a direct reference for pay levels of the CEO and CFO and an expanded group of peer companies to benchmark compensation design and pay practices. The specific peer group developed by Farient consisted of companies in the semiconductor equipment industry with annual revenue between $50 million and $300 million in 2009.

The specific peer group was comprised of the following companies:

Specific Peers

Advanced Energy Industries, Inc.	FSI International, Inc.
Amtech Systems, Inc.	Kulicke & Soffa Industries, Inc.
Axcelis Technologies, Inc.	LTX-Credence Corporation
Cascade Microtech, Inc.	Nanometrics, Inc.
COHU, Inc.	Rudolph Technologies, Inc.
Electro Scientific Industries, Inc.	Ultra Clean Holdings, Inc.
Form Factor, Inc.	Ultratech, Inc.

The expanded peers, which were reviewed for pay structure data but excluded from the pay level benchmark since they fell outside of the prescribed revenue range and size, include:

Applied Materials, Inc.
KLA-Tencor Corporation
Lam Research Corporation
Novellus Systems, Inc.

The Company performed the pay benchmark review in December 2011 and used the analysis from that review to make decisions regarding executive pay for 2012. In connection with the December 2011 review, Farient revised the peer group to adjust for companies that no longer fit within the annual revenue target, which was approved by the Compensation Committee.   As a result of this revision, one peer was removed (Kulicke & Soffa Industries, Inc.), from the peer group from the prior year. The updated peer group is comprised of the following companies:

Specific Peers

Advanced Energy Industries, Inc.	FSI International, Inc
Amtech Systems, Inc.	LTX-Credence Corporation
Axcelis Technologies, Inc.	Nanometrics, Inc.
Cascade Microtech, Inc.	Rudolph Technologies, Inc.
COHU, Inc.	Ultra Clean Holdings, Inc.
Electro Scientific Industries, Inc.	Ultratech, Inc.
Form Factor, Inc.	

The expanded peer group remains consistent from 2011 to 2012:

Applied Materials, Inc.
KLA-Tencor Corporation
Lam Research Corporation
Novellus Systems, Inc.

In addition to using this peer group of companies, the Company used compensation data from recognized surveys of high-technology companies to help determine market-based compensation for executive-level positions as reviewed by the Compensation Committee.

Compensation of Chief Executive Officer

The Compensation Committee reviews Mr. Dutton's total compensation package on an annual basis in December. When conducting this review, the Compensation Committee considers Mr. Dutton's contributions to the Company's performance and peer benchmark data.

Compensation for the CEO differs from pay practices for the Company's other executive officers based on the CEO's level of responsibility and accountability for overall corporate performance. As a result, the CEO's targeted compensation is greater than that of other executives, has a higher risk-reward composition and is linked to the Company's financial performance. These differences are also reflected in the peer benchmark data.

As noted above, Mr. Dutton was not awarded a cash bonus for 2011, nor did Mr. Dutton receive a salary increase for 2011, as such an increase was not warranted based on market pay comparables. For 2011, Mr. Dutton continued with a voluntary 10 percent salary reduction.

In February 2011, Mr. Dutton was awarded an annual option grant to purchase 190,000 shares of common stock with a four-year vesting period. These awards have a fair market value of approximately $287,000, as measured on the date of grant in accordance with FASB ASC Topic 718, excluding the effect for estimated forfeitures. For more information regarding the method and assumptions used in the determination of fair value of stock options refer to Note 10 to the Company's consolidated financial statements included in the Company's 10-K for the year ended December 31, 2011.

In February 2012, Mr. Dutton was awarded an annual option grant to purchase 190,000 shares of common stock, with a four-year vesting period and a fair market value of approximately $338,000 as measured on the date of grant, excluding the effect for estimated forfeitures, in accordance with FASB ASC Topic 718.

Post-Employment Compensation

The Company recognizes that it is possible that it could undergo a change in control, and that this possibility could result in the departure or distraction of the executive officers to the detriment of the Company and its stockholders. Consequently, the Company has entered into agreements with its executive officers and other senior executives that provide them with certain benefits upon the termination of their employment following a change in control of the Company. These benefits include the continuation of salary and medical and dental insurance coverage and the accelerated vesting of stock awards. The Company believes that these agreements will help to maintain the continued focus and dedication of the executive officers to their assigned duties without the distraction that could result from the possibility of a change in control, and that these agreements represent common market practice in the industry.

For additional information on these Change in Control Agreements, see "Executive Compensation—Employment Contracts, Termination of Employment and Change in Control Arrangements," below.

2011 Say-on-Pay Vote

In May 2011 (after the 2011 executive compensation actions described above had taken place), we held our first advisory vote regarding the compensation of our Named Executive Officers at our annual stockholder meeting, and, consistent with the recommendation of our Board, our stockholders voted in favor of our executive compensation, with approximately 90 percent of votes cast in favor and approximately 10 percent of votes cast against. Consistent with this strong vote of stockholder approval, we have not undertaken any material changes to our executive compensation programs in 2012 in response to the outcome of the vote. In keeping with the recommendation of our Board, our stockholders also expressed a preference that future advisory shareholder votes regarding the compensation of our Named Executive Officers be held on an annual basis and our Board determined to hold an advisory vote to approve the compensation of the Named Executive Officers every year. The Compensation Committee is committed to ensuring that the compensation programs for which it is responsible are consistent with the Company's pay for performance policy, and delivers appropriate results given performance and business conditions. Stockholder feedback through this advisory vote will remain an important input into the Compensation Committee's work on compensation design and disclosure.

Accounting and Tax Considerations

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code imposes limitations on the deductibility for federal income tax purposes of compensation over $1.0 million paid to certain executive officers in a taxable year. Compensation above $1.0 million may only be deducted if it is "performance-based compensation" within the meaning of the Internal Revenue Code. Income from options granted under the Company's stock option plan would generally qualify for a deduction under these restrictions so long as the options are granted by a committee whose members are non-employee directors. Income from RSUs with time-based vesting will not qualify for a deduction under these restrictions. The Compensation Committee believes that at the present time it is unlikely that the salary and bonus compensation paid to any executive officer in a taxable year that is subject to the deduction limit will exceed $1.0 million. However, it is possible that the vesting of RSUs in the future could cause a payment that is subject to the deduction limit. The Compensation Committee has established a policy for determining the forms of incentive compensation awarded to its executive officers that qualify as "performance-based compensation," namely achievement of corporate goals and individual objectives. The Compensation Committee intends to continue to evaluate the effects of the Internal Revenue Code and any U.S. Treasury regulations and the advisability of qualifying its executive compensation for deductibility of such compensation. The Compensation Committee's policy is to qualify its executive compensation for deductibility under applicable tax laws to the extent practicable.

Taxation of "Parachute" Payments and Deferred Compensation

Section 280G and related Internal Revenue Code sections provide that executive officers and directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of the Company that exceed certain limits, and that the Company or its successor could lose a deduction on the amounts subject to the additional tax. The Company has not provided any executive officer with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G.

Section 409A of the Internal Revenue Code also imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not meet the requirements of Section 409A. To assist in the avoidance of additional tax under Section 409A, the Company has structured its NQDC Plan and equity awards in a manner intended to comply with the applicable Section 409A requirements.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC Topic 718. This authoritative guidance requires the Company to measure the fair value of all stock-based awards, including stock options and RSUs on the date of grant and to recognize the related stock-based compensation expense over the requisite service period, which is generally the vesting period. For more information regarding the Company's accounting for stock-based compensation refer to Note 10 to the Company's consolidated financial statements included in the Company's Form 10-K for the year ended December 31, 2011.

EXECUTIVE COMPENSATION

Summary Compensation Table for the Years Ended December 31, 2011, 2010 and 2009

The following table presents information for the years ended December 31, 2011, 2010 and 2009 regarding the compensation paid to the Company's named executive officers:

Name and Title	Year	Salary	Bonus	Option Awards (8)	All Other Compen-sation (9)	Total
David Dutton	2011	$ 405,000 (1)	—	$ 287,394	$ 2,898	$ 695,292
CEO, President	2010	$ 405,000 (1)	—	$ 446,044	$ 2,098	$ 853,142
and Director	2009	$ 366,923 (2)	—	$ 76,896	$ 1,599	$ 445,418
J. Michael Dodson (6)	2011	$ 65,423	$ 70,000 (5)	$ 108,405	$ 1,035	$ 244,863
CFO, Executive VP - Finance	2010	—	—	—	—	—
and Secretary	2009	—	—	—	—	—
Andy Moring (7)	2011	$ 306,108 (3)	—	$ 143,697	$ 4,842	$ 454,647
Former CFO	2010	$ 290,000	—	$ 223,022	$ 3,515	$ 516,537
	2009	$ 245,385 (4)	—	$ 26,059	$ 5,508	$ 276,952

(1) In 2010 and 2011, Mr. Dutton elected to continue with a voluntary 10 percent salary reduction in connection with the Company's continued emphasis on cost-reductions.

(2) Mr. Dutton's base salary of $450,000 was reduced in 2009 as a result of a 10 percent voluntary salary reduction and the Company's mandatory furloughs.

(3) Mr. Moring's salary for 2011 includes his base salary of $290,000, plus additional sabbatical compensation and vacation accrual payouts.

(4) Mr. Moring's salary of $290,000 was reduced in 2009 as a result of the Company's mandatory furloughs.

(5) Mr. Dodson received a new hire bonus of $70,000 in 2011.

(6) Mr. Dodson was appointed as Chief Financial Officer, Executive Vice-President and Secretary effective October 11, 2011.

(7) Mr. Moring ceased as Chief Financial Officer, Executive Vice-President-Finance and Secretary effective October 11, 2011, but continued as an employee through December 31, 2011.

(8) Represents the grant date fair value of stock option awards, as calculated in accordance with FASB ASC Topic 718. The Company uses the Black-Scholes option-pricing model to measure the fair value of stock options. For more information regarding the assumptions used in determining grant date fair value refer to Note 10 to the Company's consolidated financial statements included in its 2011 Annual Report on Form 10-K.

(9) All Other Compensation includes the intrinsic value realized by participation in the ESPP and the value of excess group life policies.

Plan-based Awards Granted During the Year Ended December 31, 2011

The following table provides the specified information on plan-based awards made during the year ended December 31, 2011 to the persons named in the Summary Compensation Table:

Name and Title	Grant Date	All Other Option Awards: Number of Securities Underlying Options (1)	Exercise or Base Price of Option Per Share	Grant Date Fair Value of Stock and Option Awards
David Dutton	02/07/11	190,000	$ 2.40	$ 287,394
Chief Executive Officer,				
President and Director				
J. Michael Dodson	10/11/11	150,000	$ 1.14	$ 108,405
Chief Financial Officer,				
Executive VP and Secretary				
Andy Moring	02/07/11	95,000	$ 2.40	$ 143,697
Former Chief Financial Officer,				

---

(1) **Grant date fair value is measured in accordance with FASB ASC Topic 718, excluding the effect for estimated forfeitures. The Company uses the Black-Scholes option-pricing model to measure the fair value of stock options. For more information regarding the assumptions used in determining grant date fair value refer to Note 10 to the Company's consolidated financial statements included in its 2011 Annual Report on Form 10-K.**

Equity Awards Outstanding at December 31, 2011

The following table provides information as of December 31, 2011 regarding unexercised options and unvested RSUs held by each of the Company's named executive officers. A table legend describing the amounts included in each column is included below the table:

Name and Title	Option Awards				Stock Awards			
	I	II	III	IV	V	VI	VII	VIII
David Dutton	60,000	—	$ 6.95	01/22/12	—	—	—	—
Chief Executive Officer,	5,466	—	$ 1.90	09/23/12	—	—	—	—
President and Director	40,000	—	$ 3.08	11/08/12	—	—	—	—
	6,383	—	$ 2.35	01/15/13	—	—	—	—
	80,000	—	$ 2.23	04/10/13	—	—	—	—
	1,705	—	$ 8.80	09/09/13	—	—	—	—
	1,000	—	$ 12.29	12/29/13	—	—	—	—
	626	—	$ 12.00	03/01/14	—	—	—	—
	100,000	—	$ 11.03	03/12/14	—	—	—	—
	100,000	—	$ 9.25	03/08/15	—	—	—	—
	81,250	—	$ 11.92	04/04/13	—	—	—	—
	125,000	—	$ 8.81	02/05/14	—	—	—	—
	143,749	6,251 (1)	$ 5.86	02/04/15	—	—	—	—
	106,250	43,750 (2)	$ 0.76	02/09/16	—	—	—	—
	30,000	—	$ 0.76	02/09/16	—	—	—	—
	87,083	102,917 (3)	$ 3.05	02/08/17	—	—	—	—
	47,500	—	$ 3.09	07/26/17	—	—	—	—
	—	190,000 (4)	$ 2.40	02/07/18				
	—	—	—	—	10,000 (7)	$ 13,800	—	—
	—	—	—	—	—	—	66,000 (8)	$ 91,080
J. Michael Dodson	—	150,000 (5)	$ 1.14	10/11/18	—	—	—	—
Chief Financial Officer,								
Executive VP, and Secretary								
Andy Moring	55,000	—	$ 8.29	07/17/13	—	—	—	—
Former CFO	9,000	—	$ 8.81	02/05/14	—	—	—	—
	19,166	834 (6)	$ 5.86	02/04/15	—	—	—	—
	43,750	6,250 (6)	$ 4.98	06/27/15	—	—	—	—
	31,875	13,125 (6)	$ 0.76	02/09/16	—	—	—	—
	16,000	—	$ 0.76	02/09/16	—	—	—	—
	43,541	51,459 (6)	$ 3.05	02/08/17	—	—	—	—
	23,750	—	$ 3.09	07/26/17	—	—	—	—
	—	95,000 (6)	$ 2.40	02/07/18				

	Legend
Option Awards	
I	Number of Securities Underlying Unexercised Options Exercisable
II	Number of Securities Underlying Unexercised Options Unexercisable
III	Option Exercise Price
IV	Option Expiration Date
Stock Awards	
V	Number of Shares or Units of Stock That Have Not Vested
VI	Market Value of Shares or Units of Stock That Have Not Vested
VII	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested
VIII	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested

(1) For this option award, 25 percent of the initial grant vested on February 4, 2009, and 1/48th of the initial amount vests each month thereafter.

(2) For this option award, 25 percent of the initial grant vested on February 9, 2010, and 1/48th of the initial amount vests each month thereafter.

(3) For this option award, 25 percent of the initial grant vested on February 8, 2011, and 1/48th of the initial amount vests each month thereafter.

(4) For this option award, 25 percent of the initial grant vested on February 7, 2012, and 1/48th of the initial amount vests each month thereafter.

(5) For this option award, 25 percent of the initial grant vests on October 11, 2012, and 1/48th of the initial amount vests each month thereafter.

(6) All unvested stock options vested in connection with Mr. Moring's departure effective as of January 1, 2012.

(7) For these time-based RSUs, 25 percent of the initial grant vested on February 4, 2009, and 1/4th of the initial amount vests each year thereafter.

(8) In March 2008, the Compensation Committee approved a special grant of performance-based RSUs to certain executives and other key employees. The revenue goals as stipulated in the Growth Plan were not met in 2011. For this performance-based RSU award, the vesting is based on the achievement of specific revenue and operating profit margin targets.

Equity Awards Exercised or Vested During the Year Ended December 31, 2011

The following table provides the specified information on exercises of options to purchase common stock and RSUs that vested during the year ended December 31, 2011 with respect to the named executive officers:

| | Stock Awards | |
| | Number of Shares Acquired | Value Realized |
Name and Title	On Vesting	On Vesting (1)
David Dutton	10,875	$ 25,800
Chief Executive Officer, President and Director		
J. Michael Dodson	—	—
Chief Financial Officer, Executive Vice-President and Secretary		
Andy Moring	957	$ 2,271
Former Chief Financial Officer		

(1) All stock awards that vested in 2011 were time-based RSUs. The value realized on vesting was determined by multiplying the number of such RSUs by the per-share closing price of the Company's common stock on the vesting date.

Non-Qualified Deferred Compensation

Under the deferred compensation plan, the Company provides eligible employees and non-employee members of its Board of Directors who participate in the plan ("Participants") the opportunity to defer a specified percentage of their base salary or retainer fees for participation on the Company's Board and Board Committees. In addition, the Company's Board of Directors may make discretionary contributions to the accounts of one or more Participants. In 2011, there were no contributions to the deferred compensation plan by the executive officers, and there were no discretionary contributions made by the Board of Directors.

Employment Contracts, Termination of Employment and Change in Control Arrangements

The Company has entered into Severance and Executive Change in Control Agreement with Mr. Dutton, and Mr. Dodson, (collectively, these agreements are the "Severance Agreements"). Each Severance Agreement provides that severance benefits become payable to the executive upon the occurrence of certain types of severance events. The Compensation Committee will continue to review such agreements and may amend, renew or extend such agreements in the future.

The amount of compensation payable to each such executive upon the occurrence of each type of severance event is listed in the tables below, and is calculated assuming that the applicable event occurred on December 31, 2011:

Name and Title	Type of Severance Event (1)	Continuation of Salary Benefit	Annual Target Bonus Award	Continuation of Insurance Benefit	Accelerated Vesting of Stock Options (2)	Accelerated Vesting of Restricted Stock Units (3)
David Dutton (4)	**I.**	$ 810,000	$ 810,000	$ 33,409	$ 27,125	$ 13,800
Chief Executive Officer,	**II.**	$ 810,000	$ 810,000	$ 33,409	$ 27,125	$ 13,800
President and Director	**III.**	$ 405,000	—	$ 16,705	—	—
J. Michael Dodson	**I.**	$ 315,000	$ 189,000	$ 18,740	$ 36,000	—
Chief Financial Officer,	**II.**	$ 315,000	$ 189,000	$ 18,740	$ 36,000	—
Executive VP, and Secretary	**III.**	$ 315,000	$ 94,500	$ 18,740	—	—

_____

(1) The Severance Agreements with the CEO and CFO identify three types of events that would trigger the benefits described above. Each event and the material consequences thereof under the Severance Agreements are further described below. Mr. Dutton's agreement was effective May 25, 2011 with an initial term of two years. Mr. Dodson's agreement was effective January 4, 2012 with an initial term of two years, but the table presents the results had the agreement been in place on December 31, 2011.

(2) The value of the unvested and accelerated stock options is the difference between the exercise price of the option and $1.38 per share, the closing price of the Company's common stock on December 31, 2011.

(3) The value of the unvested and accelerated time-based and performance-based RSUs is based on $1.38, the closing price of the Company's common stock on December 31, 2011.

(4) Mr. Dutton's compensation payable has been calculated using his current salary, which represents a 10 percent reduction, which has been voluntarily taken, in connection with the Company's continued emphasis on cost-reductions.

I. In the event that, within 12 months following a "Change of Control" of the Company (described below), any of the executive officers is terminated by the Company without "good cause" (defined as (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company, (ii) dishonesty, material breach of any agreement with the Company, or intentional misconduct, or (iii) commission of a crime involving dishonesty, breach of trust or physical or emotional harm to any person), then, upon signing a general release:

- The CEO is entitled to receive (i) the greater of (A) his base salary for the twenty-four months preceding the Change of Control or (B) 200 percent his then current annual base salary, plus (ii) 200 percent of his annual target bonus, and (iii) full vesting of all outstanding stock options, RSUs, and any other award outstanding, and (iv), reimbursement for the cost of his and his dependent's medical and dental benefit coverage under COBRA for twenty-four months.

- The CFO, is entitled to receive (i) the greater of (A) his base salary for the twelve months preceding the Change of Control or (B) his then-current annual base salary, plus (ii) 100 percent of his annual target bonus award, (iii) full vesting of all outstanding stock options, RSUs, and any other award outstanding, and (iv) reimbursement for the cost of his and his dependent's medical and dental benefit coverage under COBRA for a period of twelve months.

II.   In the event that, within 12 months following a "Change of Control" of the Company, any of the executive officers terminates his employment with the Company for "good reason" (defined as (i) a significant reduction by the Company in the executive's annual base salary, (ii) the failure of the Company to obtain an agreement from any successor to the Company, or purchaser of all or substantially all of the Company's assets, to assume the Agreement, (iii) the assignment of the executive to duties which reflect a material adverse change in authority, responsibility or status with the Company or any successor, or (iv) the Company requiring the executive to reside or be based at a location 50 miles or more from the location where the executive was based immediately prior to the Change of Control), then, upon signing a general release:

- The CEO is entitled to receive (i) the greater of (A) his base salary for the twenty-four months preceding the Change of Control or (B) two times his then current annual base salary, plus (ii) two times of his annual target bonus, and (iii) full vesting of all outstanding stock options, RSUs, and any other award outstanding, and (iv), reimbursement for the cost of his and his dependent's medical and dental benefit coverage under COBRA for twenty four months.

- The CFO, is entitled to receive (i) the greater of (A) his base salary for the twelve months preceding the Change of Control or (B) his then-current annual base salary, plus (ii) an amount equal to his annual target bonus award, (iii) full vesting of all outstanding stock options, RSUs, and any other award outstanding, and (iv) reimbursement for the cost of his and his dependent's medical and dental benefit coverage under COBRA for a period of one year.

III.   In the event the Company terminates the executive without "good cause", as defined above and such termination is not within a Change of Control period, then upon signing a general release:

- The CEO, is entitled to receive (i) a cash payment in an amount equal to his then-current salary, and (ii) reimbursement for the cost of his and his dependent's medical and dental benefit coverage under COBRA for a period of twelve months.

- The CFO, is entitled to receive (i) a cash payment in an amount equal to his then-current annual base salary, plus (ii) 50 percent of his prior year bonus award, and (iii) reimbursement for the cost of his and his dependent's medical and dental benefit coverage under COBRA for a period of one year.

If any part of the benefits under a Severance Agreement is determined be an excess parachute payment under Section 280G of the Internal Revenue Code, then at the executive's option, the payment may be reduced to the minimum extent necessary to have no excess parachute payment.

"Change of Control" is defined as (a) an event or series of events wherein (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than fifty percent (50 percent) of the voting stock of the Company, (ii) a merger or consolidation in which the Company is a party, or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; wherein the stockholders of the Company immediately before the transaction do not retain immediately after the transaction, ownership of more than fifty percent (50 percent) of the total combined voting power of the outstanding voting stock of the Company or the surviving corporation.

Pursuant to the Company's 2005 Equity Incentive Plan, in the event that a Change in Control of the Company, as defined therein, occurs, the Compensation Committee may, in its sole discretion, provide for any one or more of the following:

I.   accelerate the exercisability and vesting of outstanding options and shares acquired upon the exercise of such options prior to, upon, or following such Change in Control,

II.   if the acquiring corporation does not assume or substitute new options for outstanding options granted under the Plan, any unexercised or unvested portions of the outstanding options shall become immediately exercisable and vested in full as of the date of the Change in Control. Any options which are neither assumed or continued by the acquiror nor exercised as of the date of the Change in Control will terminate and cease to be outstanding effective as of the date of the Change in Control; and

III.   may determine that each or any option outstanding immediately prior to the Change in Control shall be canceled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Compensation Committee and agreed to by the acquiring corporation) of stock subject to such canceled option in (i) cash, (ii) stock of the Company or of a corporation or other business entity that is party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a fair market value equal to the excess of the fair market value of the consideration to be paid per share of stock in the Change in Control over the exercise price per share under such option (the "spread"). In the event such determination is made by the Compensation Committee, the spread (reduced by applicable withholding taxes, if any) shall be paid to participants in respect of the vested portion of their canceled options as soon as practicable following the date of the Change in Control and in respect of the unvested portion of their canceled options in accordance with the vesting schedule applicable to such awards as in effect prior to the Change in Control.

Upon adoption of amendments to the 2005 Equity Incentive Plan, all awards, including RSUs and stock awards will be subject to the same provisions as outlined above for options.

Further, pursuant to the Plan, in the event of a Change in Control, each non-employee director award held by a non-employee director whose Service has not terminated prior to such date shall become immediately exercisable and vested in full and shall be settled effective as of the date of the Change in Control.

Pursuant to the ESPP, in the event of a proposed sale of all or substantially all of the Company's assets, or a merger or consolidation of the Company, then in the sole discretion of the Compensation Committee, (i) each option shall be assumed or an equivalent purchase option shall be substituted by the successor corporation or parent or subsidiary of such successor corporation, (ii) a date established by the Compensation Committee on or before the date of consummation of such merger, consolidation or sale shall be treated as an exercise date, and all outstanding purchase options shall be deemed exercisable on such date or (iii) all outstanding options shall terminate and the accumulated payroll deductions shall be returned to the participants.

Transition Agreement and Release with Andy Moring

On August 31, 2011 the Company entered into a Transition Agreement and Release with Andy Moring by which Mr. Moring continued as CFO until Mr. Dodson was hired on October 11, 2011, and continued his employment with the Company on a transition status until December 31, 2011. The agreement provided for Mr. Moring to receive a lump sum equivalent to one year of Mr. Moring's base salary for a total of $290,000, and provided for accelerated vesting of his outstanding options as of January 1, 2012. The options will remain exercisable for a period of twelve months following the separation. The company will also reimburse Mr. Moring for COBRA expenses for a period of six months or until the employee has secured other employment, whichever occurs first.

Pension Benefits

None of the Company's executive officers are covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

CODE OF ETHICS

The Board of Directors of the Company has approved a Code of Ethics and Business Conduct that applies to all employees, including the Company's Chief Executive Officer, President and Director, and Chief Financial Officer, Executive Vice-President and Secretary. A copy of the Code of Ethics and Business Conduct can be found posted on the Company's website (http://www.mattson.com). To the extent permitted, the Company intends to disclose any future amendments to its Code of Ethics and Business Conduct by posting the changed version on the same website.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms filed by such persons.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representation from certain reporting persons that no other reports were required, the Company believes that during 2011, its officers, directors and ten percent stockholders complied with all Section 16(a) filing requirements.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information, as of December 31, 2011, concerning shares of the Company's common stock authorized for issuance under all of the Company's equity compensation plans:

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	6,734,302	$ 4.34	4,807,105
Equity compensation plans not approved by security holders	-	-	-
	6,734,302	$ 4.34	4,807,105

(1) Data reflects our 2005 Plan and our ESPP. Our 2005 Plan was approved by our stockholders at our 2005 annual meeting and has been amended from time to time. Our ESPP was approved by our stockholders at our [1994 annual meeting and has been amended from time to time. As of December 31, 2011, out of the total shares authorized for issuance under the 2005 Plan, 5,674,593 shares had been issued, 6,734,302, shares were subject to outstanding options, 2,066,105 shares remained available for future grant, and out of the total shares authorized for issuance under the ESPP, 3,434,000 shares has been issued and 2,741,000 shares remained available for issuance.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The members of the Compensation Committee on December 31, 2011 were Kenneth Smith (Chairman), Richard Dyck and Kenneth Kannappan. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Proxy Statement for the Company's 2012 Meeting of Stockholders on Schedule 14A.

COMPENSATION COMMITTEE

Kenneth Smith, Chairman
Richard Dyck
Kenneth Kannappan

March 23, 2012

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is responsible for monitoring the integrity of the Company's consolidated financial statements, its system of internal controls and the independence and performance of its independent registered public accounting firm (the "independent auditors"). The Audit Committee is also responsible for the selection of the Company's independent auditors, and approves all professional services performed by the independent auditors. The Audit Committee is composed of three independent, non-employee directors and operates under a written charter adopted and approved by the Board of Directors which is available on the Company's website at http://ir.mattson.com/governance.cfm. The members of the Audit Committee on December 31, 2011 were Scott Peterson (Chairman), Kenneth Kannappan and Kenneth Smith. Each of the members of the Audit Committee is independent for purposes of the NASDAQ listing standards and the SEC rules as they apply to audit committee members. The Board has determined that Scott Peterson is an "audit committee financial expert" as defined by SEC rules.

Management is responsible for the financial reporting process, for establishing and maintaining adequate internal control over financial reporting, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The independent auditors have the responsibility to express an opinion on the financial statements and on internal control over financial reporting based on an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Our responsibility is to monitor and review these processes, as well as to review the independent audit plan and the reports of the independent auditors. We rely on the information provided to us and on the representations made by management and the independent auditors.

In this context, we held eight meetings during 2011. The meetings were designed, among other things, to facilitate and encourage communication among the Audit Committee, management and the Company's independent auditors. PricewaterhouseCoopers LLP ("PwC") performed the audit of the Company's consolidated financial statements for 2011 as its independent auditors. We discussed with the Company's management and PwC the overall scope of and plan for the 2011 audit before it was performed by PwC. We met with PwC to discuss the results of their examination. We also have selected PwC as the Company's independent auditors for 2012.

We have reviewed and discussed with management and PwC the audited consolidated financial statements of the Company for the year ended December 31, 2011 contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2011. We also discussed with the Company's independent auditors the matters required to be discussed by Statement on Auditing Standards No. 114, *The Auditor's Communication With Those Charged With Governance*.

The Company's independent auditors also provided to us the written disclosures and a letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence. We discussed with the independent auditors their independence from the Company. When considering PwC's independence, we considered whether their provision of services to the Company beyond those rendered in connection with their audit and review of the Company's consolidated financial statements were compatible with maintaining their independence. We also reviewed and pre-approved, among other things, the fees paid to the independent auditors for audit and non-audit services.

Based on our review and these meetings, discussions and reports, and subject to the limitations on our role and responsibilities referred to above and in the Audit Committee Charter, we recommended to the Board of Directors that the Company's audited consolidated financial statements for the year ended December 31, 2011 be included in the Company's Annual Report on Form 10-K.

AUDIT COMMITTEE

Scott Peterson, Chairman
Kenneth Kannappan
Kenneth Smith

March 23, 2012

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

The Company has an advance notice provision under its bylaws for stockholder business to be presented at meetings of stockholders. Such provision states that in order for stockholder business to be properly brought before a meeting by a stockholder, such stockholder must have given timely notice thereof in writing to the Secretary of the Company. A stockholder proposal, to be timely, must be delivered to, or mailed and received at the Company's principal executive offices not less than 90 days nor more than 120 days prior to the one year anniversary of the preceding year's Annual Meeting of Stockholders; provided however, that if the date of the Annual Meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90 days prior to such Annual Meeting or, if later, the 10 days following the day on which public disclosure of the date of such Annual Meeting was first made (such notice within such time periods, "Timely Notice"). In no event shall any adjournment or postponement of an Annual Meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

In addition, proposals of stockholders intended to be included in the Company's Proxy Statement and presented at the 2013 Annual Meeting of Stockholders of the Company must satisfy SEC regulations under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and must be received by the Company at its offices no later than November 30, 2012.

TRANSACTION OF OTHER BUSINESS

At the date of this Proxy Statement, the Board of Directors knows of no other business that will be conducted at the 2012 Annual Meeting of Stockholders other than as described in this Proxy Statement. If any other matter or matters are properly brought before the meeting or any adjournment thereof, it is the intention of the persons named in the accompanying form of Proxy to vote the Proxy on such matters in accordance with their best judgment.

THE COMPANY'S STOCKHOLDERS ARE URGED TO PROMPTLY SUBMIT THEIR PROXY OR VOTING INSTRUCTIONS AS SOON AS POSSIBLE BY FOLLOWING THE INSTRUCTIONS IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, WHICH WAS MAILED TO YOU ON OR ABOUT MARCH 30, 2012. IF YOU REQUEST PRINTED COPIES OF THE PROXY MATERIALS BY MAIL, YOU CAN ALSO VOTE BY MAIL.

By Order of the Board of Directors,



J. Michael Dodson
Chief Financial Officer, Executive Vice President
and Secretary

March 23, 2012

Mattson Technology, Inc.

2012 Equity Incentive Plan

Mattson Technology, Inc.
2012 Equity Incentive Plan

1. **ESTABLISHMENT, PURPOSE AND TERM OF PLAN.**

    1.1 **Establishment.** The Mattson Technology, Inc. Amended and Restated 1989 Stock Option Plan was initially established effective April 24, 1997 (the "*Initial Plan*"). The Initial Plan was amended and restated effective as of May 25, 2005 as the 2005 Equity Incentive Plan. The 2005 Equity Incentive Plan is hereby amended and restated in its entirety as the Mattson Technology, Inc. 2012 Equity Incentive Plan (the *"Plan"*) effective as of [date], the date of its approval by the stockholders of the Company (the *"Effective Date"*).

    1.2 **Purpose.** The purpose of the Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Purchase Rights, Stock Bonuses and Restricted Stock Units.

    1.3 **Term of Plan.** The Plan shall continue in effect until its termination by the Committee; provided, however, that all Awards shall be granted, if at all, within ten (10) years from the Effective Date.

2. **DEFINITIONS AND CONSTRUCTION.**

    2.1 **Definitions.** Whenever used herein, the following terms shall have their respective meanings set forth below:

    (a) *"Award"* means any Option, Stock Purchase Right, Stock Bonus or Restricted Stock Unit granted under the Plan.

    (b) *"Award Agreement"* means a written agreement between the Company and a Participant setting forth the terms, conditions and restrictions of the Award granted to the Participant.

    (c) *"Board"* means the Board of Directors of the Company.

    (d) *"Change in Control"* means the occurrence of any of the following events:

    (i)   A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("*Person*"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; or

(ii)   A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this clause (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(iii)   A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (A) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock, (2) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the state of the Company's incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

(e) *"Code"* means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

(f) *"Committee"* means the Compensation Committee or other committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. If no committee of the Board has been appointed to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(g) *"Company"* means Mattson Technology, Inc., a Delaware corporation, or any successor corporation thereto.

(h) *"Consultant"* means a person engaged to provide consulting or advisory services (other than as an Employee or a member of the Board) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on registration on a Form S-8 Registration Statement under the Securities Act.

(i) *"Covered Employee"* means any Employee who is or may become a "covered employee" as defined in Code Section 162(m), or any successor statute, and who is designated, either as an individual Employee or class of Employees, by the Committee no later than (i) the date ninety (90) days after the beginning of the Performance Period, or (ii) the date on which twenty-five percent (25%) of the Performance Period has elapsed, as a "Covered Employee" under this Plan for such applicable Performance Period.

(j) *"Director"* means a member of the Board.

(k) *"Disability"* means the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) of the Code.

(l) *"Dividend Equivalent"* means a credit, made at the discretion of the Committee or as otherwise provided by the Plan, to the account of a Participant in an amount equal to the cash dividends paid on one share of Stock for each share of Stock represented by an Award held by such Participant.

(m) *"Employee"* means any person treated as an employee (including an Officer or a member of the Board who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; provided, however, that neither service as a member of the Board nor payment of a director's fee shall be sufficient to constitute employment for purposes of the Plan. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be. For purposes of an individual's rights, if any, under the terms of the Plan as of the time of the Company's determination of whether or not the individual is an Employee, all such determinations by the Company shall be final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual's status as an Employee.

(n) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(o) *"Fair Market Value"* means, as of any date, the value of a share of Stock or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i) Except as otherwise determined by the Committee, if, on such date, the Stock is listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Stock shall be the closing price of a share of Stock (or the mean of the closing bid and asked prices of a share of Stock if the Stock is so quoted instead) as quoted on the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market of The NASDAQ Stock Market or such other national or regional securities exchange or market system constituting the primary market for the Stock, as reported in *The Wall Street Journal* or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Committee, in its discretion.

(ii) Notwithstanding the foregoing, the Committee may, in its discretion, determine the Fair Market Value on the basis of the opening, closing, high, low or average sale price of a share of Stock or the actual sale price of a share of Stock received by a Participant, on such date, the preceding trading day or the next succeeding trading day. The Committee may vary its method of determination of the Fair Market Value as provided in this Section for different purposes under the Plan.

(iii) If, on such date, the Stock is not listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Stock shall be as determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse.

(p) *"Incentive Stock Option"* means an Option intended to be (as set forth in the Award Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code.

(q) *"Insider"* means an Officer, Director or any other person whose transactions in Stock are subject to Section 16 of the Exchange Act.

(r) *"Nonemployee Director"* means a Director who is not an Employee.

(s) *"Nonemployee Director Award"* means an Option, Stock Award or Restricted Stock Unit Award granted to a Nonemployee Director pursuant to Section 9 of the Plan.

(t) *"**Nonstatutory Stock Option**"* means an Option not intended to be (as set forth in the Award Agreement) an incentive stock option within the meaning of Section 422(b) of the Code.

(u) *"**Officer**"* means any person designated by the Board as an officer of the Company.

(v) *"**Option**"* means the right to purchase Stock at a stated price for a specified period of time granted to a Participant pursuant to Section 6 of the Plan. An Option may be either an Incentive Stock Option or a Nonstatutory Stock Option.

(w) *"**Ownership Change Event**"* means the occurrence of any of the following with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

(x) *"**Parent Corporation**"* means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(y) *"**Participant**"* means any eligible person who has been granted one or more Awards.

(z) *"**Participating Company**"* means the Company or any Parent Corporation or Subsidiary Corporation.

(aa) *"**Participating Company Group**"* means, at any point in time, all entities collectively which are then Participating Companies.

(bb) *"**Performance Award Formula**"* means, for any Performance Award, a formula or table established by the Committee pursuant to Section 10.1 of the Plan which provides the basis for computing the value of an Award at one or more threshold levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

(cc) *"**Performance-Based Compensation**"* means compensation under an Award that satisfies the requirements of Code Section 162(m) for certain performance-based compensation paid to Covered Employees.

(dd) *"**Performance Goal**"* means a performance goal established by the Committee pursuant to Section 10.1 of the Plan.

(ee) *"**Performance Period**"* means a period established by the Committee pursuant to Section 10.1 of the Plan at the end of which one or more Performance Goals are to be measured.

(ff) *"Restricted Stock Unit"* means a bookkeeping entry representing a right granted to a Participant pursuant to Section 8 of the Plan to receive a share of Stock on a date determined in accordance with the provisions of Section 8, as applicable, and the Participant's Award Agreement.

(gg) *"Restriction Period"* means the period established in accordance with Section 7.5 of the Plan during which shares subject to a Stock Award are subject to Vesting Conditions.

(hh) *"Rule 16b-3"* means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(ii) *"Section 162(m)"* means Section 162(m) of the Code.

(jj) *"Section 409A"* means Section 409A of the Code (including regulations or administrative guidelines thereunder).

(kk) *"Securities Act"* means the Securities Act of 1933, as amended.

(ll) *"Service"* means a Participant's employment or service with the Participating Company Group, whether in the capacity of an Employee, a Director or a Consultant. A Participant's Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders such Service or a change in the Participating Company for which the Participant renders such Service, provided that there is no interruption or termination of the Participant's Service. A Participant's Service shall be deemed to have terminated either upon an actual termination of Service or upon the corporation for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing, the Company, in its sole discretion, shall determine whether a Participant's Service has terminated and the effective date of such termination.

(mm) *"Stock"* means the common stock of the Company, as adjusted from time to time in accordance with Section 4.3 of the Plan.

(nn) *"Stock Award"* means an Award of a Stock Bonus or a Stock Purchase Right.

(oo) *"Stock Bonus"* means Stock granted to a Participant pursuant to Section 7 of the Plan.

(pp) *"Stock Purchase Right"* means a right to purchase Stock granted to a Participant pursuant to Section 7 of the Plan.

(qq) *"Subsidiary Corporation"* means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

(rr) *"Ten Percent Owner"* means a Participant who, at the time an Option is granted to the Participant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of a Participating Company within the meaning of Section 422(b)(6) of the Code.

(ss) *"Vesting Conditions"* mean those conditions established in accordance with Section 7.5 or Section 8.3 of the Plan prior to the satisfaction of which shares subject to a Stock Award or Restricted Stock Unit Award, respectively, remain subject to forfeiture or a repurchase option in favor of the Company upon the Participant's termination of Service.

2.2 **Construction.** Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

3. **ADMINISTRATION.**

3.1 **Administration by the Committee.** The Plan shall be administered by the Committee. All questions of interpretation of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final and binding upon all persons having an interest in the Plan or an Award.

3.2 **Authority of Officers.** Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein, provided the Officer has apparent authority with respect to such matter, right, obligation, determination or election. The Board or Committee may, in its discretion, delegate to a committee comprised of one or more Officers the authority to grant one or more Awards, without further approval of the Board or the Committee, to any Employee, other than a person who, at the time of such grant, is an Insider or a Covered Person; provided, however, that (a) such Awards shall not be granted to any one person within any fiscal year of the Company for more than twenty-five thousand (25,000) shares in the aggregate, (b) the exercise price per share of each such Award which is an Option shall be not less than the Fair Market Value per share of the Stock on the effective date of grant, (c) each such Award other than an Option shall be subject to the minimum vesting provisions described in Section 5.4(b), (d) each such Award shall be subject to the terms and conditions of the appropriate standard form of Award Agreement approved by the Board or the Committee and shall conform to the provisions of the Plan, and (e) each such Award shall conform to guidelines as shall be established from time to time by resolution of the Board or the Committee.

3.3 **Administration with Respect to Insiders.** With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan shall be administered in compliance with the requirements, if any, of Rule 16b-3.

3.4 **Committee Complying with Section 162(m).** If the Company is a "publicly held corporation" within the meaning of Section 162(m), the Board may establish a Committee of "outside directors" within the meaning of Section 162(m) to approve the grant of any Award intended to result in the payment of Performance-Based Compensation.

3.5 **Powers of the Committee.** In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Committee shall have the full and final power and authority, in its discretion:

(a) to determine the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Stock or units to be subject to each Award;

(b) to determine the type of Award granted and to designate Options as Incentive Stock Options or Nonstatutory Stock Options;

(c) to determine the Fair Market Value of shares of Stock or other property;

(d) to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares purchased pursuant to any Award, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with Award, including by the withholding or delivery of shares of Stock, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, (v) the Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of the expiration of any Award, (vii) the effect of the Participant's termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(e) to determine whether an Award will be settled in shares of Stock, cash, or in any combination thereof;

(f) to approve one or more forms of Award Agreement;

(g) to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto;

(h) to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares acquired pursuant thereto, including with respect to the period following a Participant's termination of Service;

(i) to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, or to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws or regulations of or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose citizens may be granted Awards; and

(j) to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law.

3.6 **Option Repricing.** Without the affirmative vote of holders of a majority of the shares of Stock cast in person or by proxy at a meeting of the stockholders of the Company at which a quorum representing a majority of all outstanding shares of Stock is present or represented by proxy, the Board or Committee shall not approve either (a) the cancellation of outstanding Options and the grant in substitution therefor of new Options having a lower exercise price or (b) the amendment of outstanding Options to reduce the exercise price thereof. This paragraph shall not be construed to apply to "issuing or assuming a stock option in a transaction to which section 424(a) applies," within the meaning of Section 424 of the Code.

3.7 **Indemnification.** In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Participating Company Group, members of the Board or the Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4. **SHARES SUBJECT TO PLAN.**

4.1 **Maximum Number of Shares Issuable.** Subject to adjustment as provided in Sections 4.2 and 4.3, the maximum aggregate number of shares of Stock that may be issued under the Initial Plan and the Plan shall be sixteen million nine hundred seventy-five thousand (16,975,000) and shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof.

4.2 **Share Accounting.**

(a) Each share of Stock subject to an Option shall be counted against the limit set forth in Section 4.1 as one share. Each share of Stock subject to an Award other than an Option shall be counted against the limit as 1.75 shares. Further, if shares of Stock subject to an Option are returned to the Plan pursuant to Section 4.2(b), one times the number of shares so returned will be available under Section 4.1 of the Plan, and if shares of Stock acquired pursuant to any such Award other than an Option are forfeited or repurchased by the Company and would otherwise return to the Plan pursuant to Section 4.2(b), 1.75 times the number of shares of Stock so forfeited or repurchased will return and will again become available for issuance under Section 4.1 of the Plan.

(b) If an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if shares of Stock acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company for an amount not greater than the Participant's original purchase price, the shares of Stock allocable to the terminated portion of such Award or such forfeited or repurchased shares of Stock shall again be available for issuance under the Plan. Shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of a Restricted Stock Unit Award that is settled in cash. Shares used to pay the tax and exercise price of an Award will not become available for future grant or sale under the Plan.

4.3 **Adjustments for Changes in Capital Structure.** Subject to any required action by the stockholders of the Company, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting normal cash dividends) that has a material effect on the Fair Market Value of shares of Stock, appropriate adjustments shall be made in the number and kind of shares subject to the Plan and to any outstanding Awards, in the Award limits set forth in Section 5.4, and in the exercise or purchase price per share under any outstanding Award in order to prevent dilution or enlargement of Participants' rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as "effected without receipt of consideration by the Company." If a majority of the shares which are of the same class as the shares that are subject to outstanding Awards are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the *"New Shares"*), the Committee may unilaterally amend the outstanding Awards to provide that such Awards are for New Shares. In the event of any such amendment, the number of shares subject to, and the exercise or purchase price per share of, the outstanding Awards shall be adjusted in a fair and equitable manner as determined by the Committee, in its discretion. Any fractional share resulting from an adjustment pursuant to this Section 4.3 shall be rounded down to the nearest whole number, and in no event may the exercise or purchase price under any Award be decreased to an amount less than the par value, if any, of the stock subject to such Award. The Committee in its sole discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate, including modification of Performance Goals, Performance Award Formulas and Performance Periods. The adjustments determined by the Committee pursuant to this Section 4.3 shall be final, binding and conclusive.

The Committee may, without effecting the number of Shares reserved or available hereunder, authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Code Sections 409A and 422 and any related guidance issued by the U.S. Treasury Department, where applicable.

5. **ELIGIBILITY AND AWARD LIMITATIONS.**

5.1 **Persons Eligible for Awards.** Awards may be granted only to Employees, Consultants and Directors. A Nonemployee Director Award may be granted only to a person who, at the time of grant, is a Nonemployee Director.

5.2 **Participation.** Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one Award. However, eligibility in accordance with this Section shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

5.3 **Incentive Stock Option Limitations.**

(a) *Persons Eligible.* An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee. Any person who is not an Employee on the effective date of the grant of an Option to such person may be granted only a Nonstatutory Stock Option.

(b) *Fair Market Value Limitation.* To the extent that Options designated as Incentive Stock Options (granted under all stock option plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for stock having a Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portion of such Options which exceeds such amount shall be treated as Nonstatutory Stock Options. For purposes of this Section, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of stock shall be determined as of the time the option with respect to such stock is granted. If the Code is amended to provide for a limitation different from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise, shares issued pursuant to each such portion shall be separately identified.

5.4 **Award Limits.**

(a) *Maximum Number of Shares Issuable Pursuant to Incentive Stock Options.* Subject to adjustment as provided in Section 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to the exercise of Incentive Stock Options shall not exceed sixteen million nine hundred seventy-five thousand (16,975,000) shares. The maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to all Awards other than Incentive Stock Options shall be the number of shares determined in accordance with Section 4.1, subject to adjustment as provided in Section 4.2 and Section 4.3.

(b) *Limit on Full Value Awards without Minimum Vesting.* Except with respect to a maximum of five percent (5%) of the maximum aggregate number of shares of Stock that may be issued under the Plan (as of the Effective Date this would be five percent (5%) of sixteen million nine hundred seventy-five thousand (16,975,000) shares of Stock), as provided in Sections 4.1, 4.2, and 4.3 any Awards other than Options which vest on the basis of the Participant's continued Service shall not provide for vesting which is any more rapid than over a three (3) year period and at least a twelve (12) month performance period where vesting is subject to the attainment of performance goals.

(c) *Section 162(m) Awards Limits*. The following limits shall apply to the grant of any Award if, at the time of grant, the Company is a "publicly held corporation" within the meaning of Section 162(m).

(i) **Options.** Subject to adjustment as provided in Section 4.3, no Employee shall be granted within any fiscal year of the Company one or more Options which in the aggregate are for more than five hundred thousand (500,000) shares.

(ii) **Stock Awards and Restricted Stock Unit Awards**. Subject to adjustment as provided in Section 4.3, no Employee shall be granted within any fiscal year of the Company one or more Stock Awards or Restricted Stock Unit Awards for more than five hundred thousand (500,000) shares.

6. **TERMS AND CONDITIONS OF OPTIONS.**

Options shall be evidenced by Award Agreements specifying the number of shares of Stock covered thereby, in such form as the Committee shall from time to time establish. Award Agreements evidencing Options may incorporate all or any of the terms of the Plan by reference, and, except as otherwise set forth in Section 9 with respect to Nonemployee Director Options, shall comply with and be subject to the following terms and conditions:

6.1 **Exercise Price.** The exercise price for each Option shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per share of an Option shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a Ten Percent Owner shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner that would qualify under the provisions of Section 424(a) of the Code.

6.2 **Exercisability and Term of Options.** Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such Option; provided, however, that (a) no Option shall be exercisable after the expiration of seven (7) years after the effective date of grant of such Option, and (b) no Incentive Stock Option granted to a Ten Percent Owner shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option. Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, any Option granted hereunder shall terminate seven (7) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions.

6.3 **Payment of Exercise Price.**

(a) *Forms of Consideration Authorized.* Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check or in cash equivalent, (ii) by tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant having a Fair Market Value not less than the exercise price, (iii) by delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (a *"Cashless Exercise"*), (iv) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (v) by any combination thereof. The Committee may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b) *Limitations on Forms of Consideration.*

(i) **Tender of Stock.** Notwithstanding the foregoing, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock to the extent such tender or attestation would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's stock. Unless otherwise provided by the Committee, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock if it would result in adverse consequences to the Company for financial reporting purposes, as determined by the Company in its discretion.

(ii) **Cashless Exercise.** The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise, including with respect to one or more Participants specified by the Company notwithstanding that such program or procedures may be available to other Participants.

6.4 **Effect of Termination of Service.**

(a) *Option Exercisability***.** Subject to earlier termination of the Option as otherwise provided herein and unless otherwise provided by the Committee and set forth in the Award Agreement, an Option shall be exercisable after a Participant's termination of Service only during the applicable time period determined in accordance with this Section and thereafter shall terminate:

(i) **Disability.** If the Participant's Service terminates because of the Disability of the Participant, any unexercisable or unvested portion of the Option shall be immediately exercisable and vested in full on the date on which the Participant's Service terminated and may be exercised by the Participant (or the Participant's guardian or legal representative) at any time prior to the expiration of twelve (12) months after the date on which the Participant's Service terminated, but in any event no later than the date of expiration of the Option's term as set forth in the Award Agreement evidencing such Option (the *"Option Expiration Date"*).

(ii) **Death.** If the Participant's Service terminates because of the death of the Participant, any unexercisable or unvested portion of the Option shall be immediately exercisable and vested in full on the date on which the Participant's Service terminated and may be exercised by the Participant's legal representative or other person who acquired the right to exercise the Option by reason of the Participant's death at any time prior to the expiration of twelve (12) months after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date. The Participant's Service shall be deemed to have terminated on account of death if the Participant dies within three (3) months after the Participant's termination of Service.

(iii) **Other Termination of Service.** If the Participant's Service terminates for any reason, except Disability or death, the Option, to the extent unexercised and exercisable by the Participant on the date on which the Participant's Service terminated, may be exercised by the Participant at any time prior to the expiration of three (3) months after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date.

(b) *Extension if Exercise Prevented by Law*. Notwithstanding the foregoing, if the exercise of an Option within the applicable time periods set forth in Section 6.4(a) is prevented by the provisions of Section 13 below, the Option shall remain exercisable until three (3) months after the date the Participant is notified by the Company that the Option is exercisable, but in any event no later than the Option Expiration Date.

(c) *Extension if Participant Subject to Section 16(b)*. Notwithstanding the foregoing, if a sale within the applicable time periods set forth in Section 6.4(a) of shares acquired upon the exercise of the Option would subject the Participant to suit under Section 16(b) of the Exchange Act, the Option shall remain exercisable until the earliest to occur of (i) the tenth (10th) day following the date on which a sale of such shares by the Participant would no longer be subject to such suit, (ii) the one hundred and ninetieth (190th) day after the Participant's termination of Service, or (iii) the Option Expiration Date.

6.5 **Transferability of Options.** During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant's guardian or legal representative. An Option shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option, a Nonstatutory Stock Option shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 Registration Statement under the Securities Act.

7. **TERMS AND CONDITIONS OF STOCK AWARDS.**

Stock Awards shall be evidenced by Award Agreements specifying whether the Award is a Stock Bonus or a Stock Purchase Right and the number of shares of Stock subject to the Award, in such form as the Committee shall from time to time establish. Award Agreements evidencing Stock Awards may incorporate all or any of the terms of the Plan by reference, including the provisions of Section 16 with respect to Section 409A if applicable, and shall comply with and be subject to the following terms and conditions:

7.1 **Types of Stock Awards Authorized.** Stock Awards may be in the form of either a Stock Bonus or a Stock Purchase Right. Stock Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.2. If either the grant of a Stock Award or the lapsing of the Restriction Period is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow the procedures set forth in Sections 10.1 through 10.4.

7.2 **Purchase Price.** The purchase price for shares of Stock issuable under each Stock Purchase Right shall be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving shares of Stock pursuant to a Stock Bonus, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock subject to such Stock Award.

7.3 **Purchase Period.** A Stock Purchase Right shall be exercisable within a period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Stock Purchase Right.

7.4 **Payment of Purchase Price**. Except as otherwise provided below, payment of the purchase price for the number of shares of Stock being purchased pursuant to any Stock Purchase Right shall be made (a) in cash, by check, or in cash equivalent, (b) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (iii) by any combination thereof. The Committee may at any time or from time to time grant Stock Purchase Rights which do not permit all of the foregoing forms of consideration to be used in payment of the purchase price or which otherwise restrict one or more forms of consideration.

7.5 **Vesting and Restrictions on Transfer.** Subject to Section 5.4(b), shares issued pursuant to any Stock Award may be subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.2, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. During any Restriction Period in which shares acquired pursuant to a Stock Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an Ownership Change Event or as provided in Section 7.8. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

7.6 **Voting Rights; Dividends and Distributions.** Except as provided in this Section, Section 7.5 and any Award Agreement, during any Restriction Period applicable to shares subject to a Stock Award, the Participant shall have all of the rights of a stockholder of the Company holding shares of Stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares. However, in the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Participant is entitled by reason of the Participant's Stock Award shall be immediately subject to the same Vesting Conditions as the shares subject to the Stock Award with respect to which such dividends or distributions were paid or adjustments were made.

7.7 **Effect of Termination of Service.** Unless otherwise provided by the Committee in the Award Agreement evidencing a Stock Award, if a Participant's Service terminates for any reason, whether voluntary or involuntary, other than because of the Participant's death or Disability, then (a) the Company shall have the option to repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Stock Purchase Right which remain subject to Vesting Conditions as of the date of the Participant's termination of Service and (b) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Stock Bonus which remain subject to Vesting Conditions as of the date of the Participant's termination of Service. If a Participant's Service terminates because of the death or Disability of the Participant, the Participant's Stock Award shall be immediately vested in full on the date on which the Participant's Service terminated. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

7.8 **Nontransferability of Stock Award Rights.** Rights to acquire shares of Stock pursuant to a Stock Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or the laws of descent and distribution. All rights with respect to a Stock Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

8. **TERMS AND CONDITIONS OF RESTRICTED STOCK UNIT AWARDS.**

Restricted Stock Unit Awards shall be evidenced by Award Agreements specifying the number of Restricted Stock Units subject to the Award, in such form as the Committee shall from time to time establish. Award Agreements evidencing Restricted Stock Units may incorporate all or any of the terms of the Plan by reference, including the provisions of Section 16 with respect to Section 409A if applicable, and shall comply with and be subject to the following terms and conditions:

8.1 **Grant of Restricted Stock Unit Awards.** Restricted Stock Unit Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.2. If either the grant of a Restricted Stock Unit Award or the Vesting Conditions with respect to such Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow the procedures set forth in Sections 10.1 through 10.4.

8.2 **Purchase Price.** No monetary payment (other than applicable tax withholding, if any) shall be required as a condition of receiving a Restricted Stock Unit Award, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock issued upon settlement of the Restricted Stock Unit Award.

8.3 **Vesting.** Subject to Section 5.4(b), Restricted Stock Units may be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.2, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award.

8.4 **Voting Rights, Dividend Equivalent Rights and Distributions.** Participants shall have no voting rights with respect to shares of Stock represented by Restricted Stock Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Restricted Stock Unit Award that the Participant shall be entitled to receive Dividend Equivalents with respect to the payment of cash dividends on Stock during the period beginning on the date the Award is granted and ending, with respect to particular shares subject to the Award, on the earlier of the date on which the Award is settled or the date on which it is terminated. Such Dividend Equivalents, if any, shall be paid by crediting the Participant with additional whole Restricted Stock Units as of the date of payment of such cash dividends on Stock. The number of additional Restricted Stock Units (rounded to the nearest whole number) to be so credited shall be determined by dividing (a) the amount of cash dividends paid on such date with respect to the number of shares of Stock represented by the Restricted Stock Units previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. Such additional Restricted Stock Units shall be subject to the same terms and conditions and shall be settled in the same manner and at the same time (or as soon thereafter as practicable) as the Restricted Stock Units originally subject to the Restricted Stock Unit Award. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant's Restricted Stock Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Participant would entitled by reason of the shares of Stock issuable upon settlement of the Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions as are applicable to the Award.

8.5 **Effect of Termination of Service.** Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Restricted Stock Unit Award, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or disability), then the Participant shall forfeit to the Company any Restricted Stock Units pursuant to the Award which remain subject to Vesting Conditions as of the date of the Participant's termination of Service. If a Participant's Service terminates because of the death or Disability of the Participant, the Participant's Restricted Stock Unit Award shall be immediately vested in full on the date on which the Participant's Service terminated.

8.6 **Settlement of Restricted Stock Unit Awards**. The Company shall issue to a Participant on the date on which Restricted Stock Units vest or on such other date determined by the Committee, in its discretion, and set forth in the Award Agreement, one (1) share of Stock (and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 8.4) for each Restricted Stock Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes. If permitted by the Committee, subject to the provisions of Section 16, and set forth in the Award Agreement, the Participant may elect in accordance with terms specified in the Award Agreement to defer receipt of all or any portion of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section. Notwithstanding the foregoing, the Committee, in its discretion, may provide for settlement of any Restricted Stock Unit Award by payment to the Participant in cash of an amount equal to the Fair Market Value on the payment date of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section.

8.7 **Nontransferability of Restricted Stock Unit Awards.** Prior to the settlement of a Restricted Stock Unit Award, the Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Restricted Stock Unit Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

9. **NONEMPLOYEE DIRECTOR AWARDS.**

From time to time, the Board or the Committee shall set the amount(s) and type(s) of Nonemployee Director Awards that shall be granted to all Nonemployee Directors on a periodic, nondiscriminatory basis pursuant to the Plan, as well as the additional amount(s) and type(s) of Nonemployee Director Awards, if any, to be awarded, also on a periodic, nondiscriminatory basis, in consideration of one or more of the following: (a) the initial election or appointment of an individual to the Board as a Nonemployee Director, (b) a Nonemployee Director's service as Chairman of the Board, (c) a Nonemployee Director's service on one or more of the committees of the Board, and (d) a Nonemployee Director's service as the chair of a committee of the Board. The terms and conditions of each Nonemployee Director Award shall comply with the applicable provisions of the Plan. In addition, the Board or the Committee shall have the right to grant discretionary Nonemployee Director Awards having such terms and conditions as it shall from time to time determine.

10. PERFORMANCE MEASURES AND PERFORMANCE GOALS.

If the grant or vesting of an Award is subject to one or more performance criteria, the Committee shall follow the procedures set forth in this Section 10 in setting such performance criteria.

10.1 **Establishment of Performance Period, Performance Goals and Performance Award Formula.** The Committee shall establish in writing the Performance Period, Performance Award Formula and one or more Performance Goals applicable to the grant or vesting of an Award, which, when measured at the end of the Performance Period, shall determine on the basis of the Performance Award Formula the grant or vesting of the Award. Unless otherwise permitted in compliance with the requirements under Section 162(m) with respect to each Award intended to result in the payment of Performance-Based Compensation, the Committee shall establish the Performance Goal(s) and Performance Award Formula applicable to each Award no later than the earlier of (a) the date ninety (90) days after the commencement of the applicable Performance Period or (b) the date on which 25% of the Performance Period has elapsed, and, in any event, at a time when the outcome of the Performance Goals remains substantially uncertain. Once established, the Performance Goals and Performance Award Formula applicable to a Covered Employee shall not be changed during the Performance Period. The Company shall notify each Participant granted an Award of the terms of such Award, including the Performance Period, Performance Goal(s) and Performance Award Formula.

10.2 **Measurement of Performance Goals.** Performance Goals shall be established by the Committee on the basis of targets to be attained (*"Performance Targets"*) with respect to one or more measures of business or financial performance (each, a *"Performance Measure"*), subject to the following:

(a) *Performance Measures.* Performance Measures shall have the same meanings as used in the Company's financial statements, or, if such terms are not used in the Company's financial statements, they shall have the meaning applied pursuant to generally accepted accounting principles, or as used generally in the Company's industry. Performance Measures shall be calculated with respect to the Company and each Subsidiary Corporation consolidated therewith for financial reporting purposes or such division or other business unit as may be selected by the Committee. For purposes of the Plan, the Performance Measures applicable to a Award shall be calculated in accordance with generally accepted accounting principles, excluding the effect (whether positive or negative) of any change in accounting standards or any extraordinary, unusual or nonrecurring item, as determined by the Committee, occurring at the time of the establishment of the Performance Goals applicable to the Award. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Measures in order to prevent the dilution or enlargement of the Participant's rights with respect to an Award. Performance Measures may be one or more of the following, as determined by the Committee:

(i)   revenue;

(ii)   sales;

(iii)   expenses;

(iv)   operating income;

(v)   gross margin;

(vi)   operating margin;

(vii)   earnings before any one or more of: stock-based compensation expense, interest, taxes and depreciation, and amortization;

(viii) pre-tax profit;

(ix)   net operating income;

(x)   net income;

(xi)   economic value added;

(xii)   free cash flow;

(xiii) operating cash flow;

(xiv) the market price of the Stock;

(xv)   earnings per share;

(xvi) return on stockholder equity;

(xvii) return on capital;

(xviii) return on assets;

(xix) return on investment;

(xx)   balance of cash, cash equivalents and marketable securities;

(xxi) market share;

(xxii) number of customers;

(xxiii) customer satisfaction;

(xxiv) product development;

(xxv) completion of a joint venture or other corporate transaction;

(xxvi) inventory turns; and

(xxvii) days sales outstanding.

(b) ***Performance Targets.*** Performance Targets may include a minimum, maximum, target level and intermediate levels of performance, with the final grant or vesting of an Award determined under the applicable Performance Award Formula by the level attained during the applicable Performance Period. A Performance Target may be stated as an absolute value or as a value determined relative to an index, budget or other standard selected by the Committee.

10.3   **Adjustment of Performance-Based Compensation**. Awards that are intended to qualify as Performance-Based Compensation may not be adjusted upward. The Committee shall retain the discretion to adjust such Awards downward, either on a formula or discretionary basis or any combination, as the Committee determines.

10.4   **Effect of Termination of Service.** Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing an Award or as set forth in the Plan, if the Participant's Service terminates for any reason, whether voluntary or involuntary, before the completion of the Performance Period applicable to the Award, such Award shall be forfeited in its entirety.

11. STANDARD FORMS OF AWARD AGREEMENT.

11.1   **Award Agreements.** Each Award shall comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. Any Award Agreement may consist of an appropriate form of Notice of Grant and a form of Agreement incorporated therein by reference, or such other form or forms as the Committee may approve from time to time.

11.2   **Authority to Vary Terms.** The Committee shall have the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

12. CHANGE IN CONTROL.

12.1   **Effect of Change in Control on Awards.** Subject to provisions of Section 1616, the Committee may, in its sole discretion, provide for any one or more of the following:

(a) ***Accelerated Vesting***. The Committee may, in its sole discretion, provide in any Award Agreement or, in the event of a Change in Control, may take such actions as it deems appropriate to provide, for the acceleration of the exercisability and vesting in connection with such Change in Control of any or all outstanding Awards and shares acquired upon the exercise of such Awards upon such conditions, including termination of the

Participant's Service prior to, upon, or following such Change in Control, and to such extent as the Committee shall determine.

(b) ***Assumption or Substitution***. In the event of a Change in Control, the surviving, continuing, successor, or purchasing entity or parent thereof, as the case may be (the *"Acquiror"*), may, without the consent of any Participant, either assume or continue the Company's rights and obligations under outstanding Awards or substitute for outstanding Awards substantially equivalent awards (as the case may be) for the Acquiror's stock. In the event the Acquiror elects not to assume or substitute for outstanding Awards in connection with a Change in Control, any such Awards shall vest in full as of the date of the Change in Control, and any unexercisable or unvested portion of the outstanding Options shall be immediately exercisable. The vesting of any Award (or exercise of an Option) that was permissible solely by reason of this Section 12.1(b) shall be conditioned upon the consummation of the Change in Control. Any Awards that are neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised as of the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control. The Committee will not be required to treat all Awards (or portions thereof) similarly in the transaction.

(c) ***Cash-Out***. The Committee may, in its sole discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each Award outstanding immediately prior to the Change in Control shall be canceled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Committee and agreed to by the Aquiror) of Stock subject to such canceled Award in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the excess of the Fair Market Value of the consideration, if any, to be paid per share of Stock in the Change in Control over the exercise price per share under such Award (the *"Spread"*). In the event such determination is made by the Committee, the Spread (reduced by applicable withholding taxes, if any) shall be paid to Participants in respect of the vested portion of their canceled Awards as soon as practicable following the date of the Change in Control and in respect of the unvested portion of their canceled Awards in accordance with the vesting schedule applicable to such Awards as in effect prior to the Change in Control.

12.2 **Effect of Change in Control on Nonemployee Director Awards.** Subject to the provisions of Section 16, in the event of a Change in Control, each Nonemployee Director Award held by a Participant whose Service has not terminated prior to such date shall become immediately exercisable and vested in full and shall be settled effective as of the date of the Change in Control.

13. <u>**COMPLIANCE WITH SECURITIES LAW**</u>.

The grant of Awards and the issuance of shares of Stock pursuant to any Award shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, no shares may be issued pursuant to an Award unless (a) a registration statement under the Securities Act shall at the time of such exercise or issuance be in effect with respect to the shares issuable pursuant to the Award or (b) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares hereunder shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Stock, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

14. **TAX WITHHOLDING.**

14.1 **Tax Withholding in General.** The Company shall have the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, including by means of a Cashless Exercise of an Option, to make adequate provision for, the federal, state, local and foreign taxes, if any, required by law to be withheld by the Participating Company Group with respect to an Award or the shares acquired pursuant thereto. The Company shall have no obligation to deliver shares of Stock, to release shares of Stock from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group's tax withholding obligations have been satisfied by the Participant.

14.2 **Withholding in Shares.** The Company shall have the right, but not the obligation, to deduct from the shares of Stock issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of the Participating Company Group. The Fair Market Value of any shares of Stock withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount determined by the applicable minimum statutory withholding rates.

15. **AMENDMENT OR TERMINATION OF PLAN.**

The Committee may amend, suspend or terminate the Plan at any time. However, without the approval of the Company's stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Section 4.3), (b) no change in the class of persons eligible to receive Incentive Stock Options, (c) no amendment of Section 6.1 which would allow the grant of an Option with an exercise price per share that is less than the Fair Market Value of a share of Stock on the effective date of grant of the Option and (d) no other amendment of the Plan that would require approval of the Company's stockholders under any applicable law, regulation or rule, including the rules of any stock exchange or market system upon which the Stock may then be listed. No amendment, suspension or termination of the Plan shall affect any then outstanding Award unless expressly provided by the Committee. Except as provided by the next sentence, no amendment, suspension or termination of the Plan may adversely affect any then outstanding Award without the consent of the Participant. Notwithstanding any other provision of the Plan to the contrary, the Committee may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A.

16. **COMPLIANCE WITH SECTION 409A.**

16.1 **Awards Subject to Section 409A**. The provisions of this Section 16 shall apply to any Award or portion thereof that is or becomes subject to Section 409A, notwithstanding any provision to the contrary contained in the Plan or the Award Agreement applicable to such Award. Awards subject to Section 409A include, without limitation:

(a) Any Nonstatutory Stock Option that permits the deferral of compensation other than the deferral of recognition of income until the exercise of the Award.

(b) Any Restricted Stock Unit Award that either (i) provides by its terms for settlement of all or any portion of the Award on one or more dates following the Short-Term Deferral Period (as defined below) or (ii) permits or requires the Participant to elect one or more dates on which the Award will be settled.

Subject to any applicable U.S. Treasury Regulations promulgated pursuant to Section 409A or other applicable guidance, the term "Short-Term Deferral Period" means the period ending on the later of (i) the date that is two and one-half months from the end of the Company's fiscal year in which the applicable portion of the Award is no longer subject to a substantial risk of forfeiture or (ii) the date that is two and one-half months from the end of the Participant's taxable year in which the applicable portion of the Award is no longer subject to a substantial risk of forfeiture. For this purpose, the term "substantial risk of forfeiture" shall have the meaning set forth in any applicable U.S. Treasury Regulations promulgated pursuant to Section 409A or other applicable guidance.

16.2 **Deferral and/or Distribution Elections**. Except as otherwise permitted or required by Section 409A or any applicable U.S. Treasury Regulations promulgated pursuant to Section 409A or other applicable guidance, the following rules shall apply to any deferral and/or distribution elections (each, an "*Election*") that may be permitted or required by the Committee pursuant to an Award subject to Section 409A:

(a) All Elections must be in writing and specify the amount of the distribution in settlement of an Award being deferred, as well as the time and form of distribution as permitted by this Plan.

(b) All Elections shall be made by the end of the Participant's taxable year prior to the year in which services commence for which an Award may be granted to such Participant; provided, however, that if the Award qualifies as "performance-based compensation" for purposes of Section 409A and is based on services performed over a period of at least twelve (12) months, then the Election may be made no later than six (6) months prior to the end of such period.

(c) Elections shall continue in effect until a written election to revoke or change such Election is received by the Company, except that a written election to revoke or change such Election must be made prior to the last day for making an Election determined in accordance with paragraph (b) above or as permitted by Section 16.3.

16.3   **Subsequent Elections**. Any Award subject to Section 409A which permits a subsequent Election to delay the distribution or change the form of distribution in settlement of such Award shall comply with the following requirements:

(a) No subsequent Election may take effect until at least twelve (12) months after the date on which the subsequent Election is made;

(b) Each subsequent Election related to a distribution in settlement of an Award not described in Section 16.4(b), 16.4(c), or 16.4(f) must result in a delay of the distribution for a period of not less than five (5) years from the date such distribution would otherwise have been made; and

(c) No subsequent Election related to a distribution pursuant to Section 16.4(d) shall be made less than twelve (12) months prior to the date of the first scheduled payment under such distribution.

16.4   **Distributions Pursuant to Deferral Elections**. No distribution in settlement of an Award subject to Section 409A may commence earlier than:

(a) Separation from service (as determined by the Secretary of the United States Treasury);

(b) The date the Participant becomes Disabled (as defined below);

(c) Death;

(d) A specified time (or pursuant to a fixed schedule) that is either (i) specified by the Committee upon the grant of an Award and set forth in the Award Agreement evidencing such Award or (ii) specified by the Participant in an Election complying with the requirements of Section 16.2 and/or 16.3, as applicable;

(e) To the extent provided by the Secretary of the U.S. Treasury, a change in the ownership or effective control or the Company or in the ownership of a substantial portion of the assets of the Company; or

(f) The occurrence of an Unforeseeable Emergency (as defined below).

Notwithstanding anything else herein to the contrary, to the extent that a Participant is a "Specified Employee" (as defined in Section 409A(a)(2)(B)(i)) of the Company, no distribution pursuant to Section 16.4(a) in settlement of an Award subject to Section 409A may be made before the date which is six (6) months after such Participant's date of separation from service, or, if earlier, the date of the Participant's death.

16.5 **Unforeseeable Emergency**. The Committee shall have the authority to provide in any Award subject to Section 409A for distribution in settlement of all or a portion of such Award in the event that a Participant establishes, to the satisfaction of the Committee, the occurrence of an Unforeseeable Emergency. In such event, the amount(s) distributed with respect to such Unforeseeable Emergency cannot exceed the amounts necessary to satisfy such Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of such distribution(s), after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship). All distributions with respect to an Unforeseeable Emergency shall be made in a lump sum as soon as practicable following the Committee's determination that an Unforeseeable Emergency has occurred.

The occurrence of an Unforeseeable Emergency shall be judged and determined by the Committee. The Committee's decision with respect to whether an Unforeseeable Emergency has occurred and the manner in which, if at all, the distribution in settlement of an Award shall be altered or modified, shall be final, conclusive, and not subject to approval or appeal.

16.6 **Disabled**. The Committee shall have the authority to provide in any Award subject to Section 409A for distribution in settlement of such Award in the event that the Participant becomes Disabled. A Participant shall be considered "Disabled" if either:

(a) the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or

(b) the Participant is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Participant's employer.

All distributions payable by reason of a Participant becoming Disabled shall be paid in a lump sum or in periodic installments as established by the Participant's Election, commencing as soon as practicable following the date the Participant becomes Disabled. If the Participant has made no Election with respect to distributions upon becoming Disabled, all such distributions shall be paid in a lump sum as soon as practicable following the date the Participant becomes Disabled.

16.7 **Death**. If a Participant dies before complete distribution of amounts payable upon settlement of an Award subject to Section 409A, such undistributed amounts shall be distributed to his or her beneficiary under the distribution method for death established by the Participant's Election as soon as administratively possible following receipt by the Committee of satisfactory notice and confirmation of the Participant's death. If the Participant has made no Election with respect to distributions upon death, all such distributions shall be paid in a lump sum as soon as practicable following the date of the Participant's death.

16.8   **No Acceleration of Distributions**. Notwithstanding anything to the contrary herein, this Plan does not permit the acceleration of the time or schedule of any distribution under this Plan pursuant to any Award subject to Section 409A, except as provided by Section 409A and/or the Secretary of the U.S. Treasury.

17. **MISCELLANEOUS PROVISIONS.**

17.1   **Repurchase Rights.** Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

17.2   **Provision of Information.** Each Participant shall be given access to information concerning the Company equivalent to that information generally made available to the Company's common stockholders.

17.3   **Rights as Employee, Consultant or Director.** No person, even though eligible pursuant to Section 5, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan shall confer on any Participant a right to remain an Employee, Consultant or Director or interfere with or limit in any way any right of a Participating Company to terminate the Participant's Service at any time. To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that the Company is the Employee's employer or that the Employee has an employment relationship with the Company.

17.4   **Leave of Absence.** Unless the Committee provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence. For purposes of Incentive Stock Options, no such leave may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then six (6) months following the first (1st) day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

17.5   **Rights as a Stockholder.** A Participant shall have no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.3 or another provision of the Plan.

17.6 **Fractional Shares.** The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

17.7 **Severability**. If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan shall not in any way be affected or impaired thereby.

17.8 **Beneficiary Designation.** Subject to local laws and procedures, each Participant may file with the Company a written designation of a beneficiary who is to receive any benefit under the Plan to which the Participant is entitled in the event of such Participant's death before he or she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. If a married Participant designates a beneficiary other than the Participant's spouse, the effectiveness of such designation may be subject to the consent of the Participant's spouse. If a Participant dies without an effective designation of a beneficiary who is living at the time of the Participant's death, the Company will pay any remaining unpaid benefits to the Participant's legal representative.

17.9 **Unfunded Obligation.** Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974. No Participating Company shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's creditors in any assets of any Participating Company. The Participants shall have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

17.10 **Choice of Law.** Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and each Award Agreement shall be governed by the laws of the State of California, without regard to its conflict of law rules.

17.11 **Continuation of Initial Plan as to Outstanding Options**. Any other provision of the Plan to the contrary notwithstanding, the Initial Plan shall remain in effect and apply to all Options granted under the Initial Plan.

TABLE OF CONTENTS



MATTSON TECHNOLOGY, INC.
47131 BAYSIDE PARKWAY
FREMONT, CA94538

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Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

	For All	Withhold All	For All Except	
The Board of Directors recommends you vote FOR the following:	☐	☐	☐	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below. _____

1. Election of Directors
   Nominees

01 Mr. Richard Dyck   02 Mr. Shirgeru Nakayama   03 Mr. Scott Kramer

The Board of Directors recommends you vote FOR proposals 2., 3. and 4.

	For	Against	Abstain
2. To vote on a non-binding, advisory resolution approving executive compensation.	☐	☐	☐
3. To approve the amendment and restatement of the Company's 2005 Equity Incentive Plan as the 2012 Equity Incentive Plan.	☐	☐	☐
4. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012.	☐	☐	☐

NOTE: To transact such other business as may properly come before the 2012 Annual Meeting of Stockholders including any motion to adjourn to a later date to permit further solicitation of proxies if necessary, or any adjournment thereof.

For address change/comments, mark here.   ☐
(see reverse for instructions)

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date	Signature (Joint Owners) Date

0000133833_1   R1.0.0.11699

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Annual Report, Notice & Proxy Statement is/ are available at www.proxyvote.com .

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MATTSON TECHNOLOGY, INC.
Annual Meeting of Stockholders
May 10, 2012 10:00 AM
This proxy is solicited by the Board of Directors

The undersigned hereby appoints David Dutton and J. Michael Dodson (the "Proxies"), and each of them, each with the power to appoint his substitute, and hereby authorizes each of them to represent and vote all of the shares of common stock of Mattson Technology, Inc. (the "Company") held of record by the undersigned on March 12, 2012, at the Annual Meeting of Stockholders to be held on May 10, 2012 or any adjournment or postponement thereof, as hereinafter specified upon the proposals listed below and as more particularly described in the Proxy Statement of the Company dated March 23, 2012, receipt of which is hereby acknowledged, and in their discretion upon such other matters as may properly come before the meeting.

This Proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. If no direction is given, the Proxy will be voted "FOR" Proposal 1, "FOR" Proposal 2, "FOR" proposal 3, and "FOR" Proposal 4.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, YOU ARE URGED TO DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO EVEN THOUGH YOU HAVE SENT IN YOUR PROXY.

Address change/comments:

_____

_____

_____

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

0000133833_2   R1.0.0.11699